     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1997

                                            REGISTRATION NO. 33-

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM S-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name Of Trust)
                       NEW ENGLAND LIFE INSURANCE COMPANY
                              (Name of Depositor)
                              501 Boylston Street
                          Boston, Massachusetts 02117
              (Address of depositor's principal executive offices)


                              MARIE C. SWIFT, ESQ.
                                    Counsel
                       New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02117
                    (Name and address of agent for service)

                                   Copies to:
                             STEPHEN E. ROTH, ESQ.
                      Sutherland, Asbill & Brennan, L.L.P.
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                                -----------------

                   Variable Ordinary Life Insurance Policies-
             (Title, amount and proposed maximum offering price of
                          securities being registered)
               Registration of an Indefinite Amount of Securities
        Pursuant to Rule 24f-2 under the Investment Company Act of 1940
                          Amount of Filing Fee:  $500

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6

                             Cross-Reference Sheet

Form N-8B-2
Item No.        Caption in Prospectus
-----------     ---------------------
 1              Cover Page
 2              Cover Page
 3              Inapplicable
 4              NELICO's Distribution Agreement
 5              NELICO and MetLife
 6              The Variable Account
 9              Inapplicable
10(a)           Other Policy Features
10(b)           Policy Values and Benefits
10(c),(d),(e)   Death Benefit; Cash Value; Tabular Cash Value; Exchange of
                Policy During First 24 Months; Default and Lapse Options;
                Surrender, Partial Surrender and Partial Withdrawal; Right to
                Return the Policy; Loan Provision; Transfer Option; Premiums
10(f),(g),(h)   Voting Rights; Rights Reserved by NELICO
10(i)           Limits to NELICO's Right to Challenge the Policy; Payment of
                Proceeds; Investment Options
11              The Variable Account
12              Investments of the Variable Account; NELICO's Distribution
                Agreement
13              Charges and Expenses; NELICO's Distribution Agreement; Charge
                for NELICO's Income Taxes; Appendix A
14              Amount Provided for Investment Under the Policy; NELICO's
                Distribution Agreement
15              Premiums
16              Investments of the Variable Account
17              Captions referenced under Items 10(c),(d),(e) and (i) above
18              The Variable Account; Net Investment Experience
19              Reports; NELICO's Distribution Agreement
20              Captions referenced under Items 6 and 10(g) above
21              Loan Provision
22              Inapplicable
23              NELICO's Distribution Agreement
24              Limits to NELICO's Right to Challenge the Policy
25              NELICO and MetLife
26              NELICO's Distribution Agreement
27              NELICO and MetLife

Form N-8B-2
Item No.     Caption in Prospectus
-----------  ---------------------
28           Management
29           NELICO and MetLife
30           Inapplicable
31           Inapplicable
32           Inapplicable
33           Inapplicable
34           NELICO's Distribution Agreement
35           NELICO and MetLife
36           Inapplicable
37           Inapplicable
38           NELICO's Distribution Agreement
39           NELICO's Distribution Agreement
40           NELICO's Distribution Agreement
41(a)        NELICO's Distribution Agreement
42           Inapplicable
43           Inapplicable
44(a)        Investments of the Variable Account; Amount Provided for
             Investment Under the Policy; Deductions from Premiums and
             Unscheduled Payments; Scheduled Premiums
44(b)        Charges and Expenses
44(c)        Scheduled Premiums; Deductions from Premiums and Unscheduled
             Payments
45           Inapplicable
46           Investments of the Variable Account; Captions referenced under
             Items 10(c), (d) and (e) above
47           Inapplicable
48           Inapplicable
49           Inapplicable
50           Inapplicable
51           Cover Page; Death Benefit; Default and Lapse Options; Charges and
             Expenses; Additional Benefits by Rider; Exchange of Policy During
             First 24 Months; Payment Options; Policy Owner and Beneficiary;
             Premiums; NELICO's Distribution Agreement; Acceleration of Death
             Benefits Rider; Substitution of Insured Person
52           Rights Reserved by NELICO
53           Tax Considerations
54           Inapplicable
55           Inapplicable
59           Financial Statements

                                NEW ENGLAND LIFE
                               INSURANCE COMPANY
                   Variable Ordinary Life Insurance Policies
                                   Issued by
                       New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                 (617) 578-2000

  This prospectus describes individual Variable Ordinary Life Insurance Policies (the "Policies") offered by New England Life Insurance Company ("NELICO"), a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife").

  Each Policy provides a guaranteed minimum death benefit equal to the Policy's face amount, as long as required scheduled premiums are paid when due and there is no "excess policy loan." (See "Loan Provision.") Scheduled premium payments are generally required until the insured reaches age 100. Under certain circumstances, however, you may skip a scheduled premium payment. You may also make additional payments, subject to certain restrictions.

  You may choose either a fixed death benefit equal to the Policy's face amount or a variable death benefit which may vary daily with the net investment experience of one or more mutual fund portfolios. Under both death benefit options, the minimum death benefit guarantee will apply. The cash value of the Policy generally increases with the payment of each premium and varies daily with the investment experience of the mutual fund portfolios. There is no guaranteed minimum cash value for investments in the mutual fund portfolios.

  You may cancel the Policy during the "right to return the Policy" period. The first net scheduled premium for the Policy, plus any unscheduled payment made, will be allocated to the Zenith Money Market Sub-Account until 15 days after NELICO mails the confirmation for the initial premium. Thereafter, the Policy's cash value will be invested according to your instructions.

  You may allocate scheduled premiums and unscheduled payments to one or more of the 16 investment sub-accounts of NELICO's Variable Life Separate Account (the "Variable Account") or to NELICO's Fixed Account, after certain deductions have been made. Each sub-account of the Variable Account invests in the shares of one of the Eligible Funds. The Eligible Funds are: the Back Bay Advisors Money Market Series, the Back Bay Advisors Bond Income Series, the Capital Growth Series, the Westpeak Stock Index Series, the Back Bay Advisors Managed Series, the Westpeak Growth and Income Series, the Loomis Sayles Avanti Growth Series, the Loomis Sayles Small Cap Series, the Alger Equity Growth Series, the Loomis Sayles Balanced Series, the Davis Venture Value Series, and the Draycott International Equity Series of the New England Zenith Fund (the "Zenith Fund"); the Equity-Income Portfolio, Overseas Portfolio and High Income Portfolio of the Variable Insurance Products Fund ("VIP Fund"); and the Asset Manager Portfolio of the Variable Insurance Products Fund II ("VIP Fund II").

  SPECIAL LIMITS APPLY TO TRANSFERS OF CASH VALUE OUT OF THE FIXED ACCOUNT.
  -------------------------------------------------------------------------

  It may not be advantageous to replace existing insurance with the Policy described in this prospectus. (See "Charges and Expenses").

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS NOT VALID UNLESS ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUSES OF THE NEW ENGLAND ZENITH FUND AND OF THE VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II, WHICH ARE ATTACHED AT THE END OF THIS PROSPECTUS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

  THESE SECURITIES ARE OFFERED FOR SALE IN THE COMMONWEALTH OF PUERTO RICO PURSUANT TO REGISTRATION WITH THE SECURITIES OFFICE OF THE DEPARTMENT OF THE TREASURY, BUT SUCH REGISTRATION DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES OFFICE OF THE DEPARTMENT OF THE TREASURY PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO SUCH SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  MAY 1, 1997

                               TABLE OF CONTENTS



GLOSSARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      A-4
INTRODUCTION TO THE POLICIES . . . . . . . . . . . . . . . . . . . . .      A-6
 The Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      A-6
 Availability of the Policy  . . . . . . . . . . . . . . . . . . . . .      A-8
 Policy Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . .      A-8
 How the Policy Works  . . . . . . . . . . . . . . . . . . . . . . . .     A-10
 Receipt of Communications and Payments at NELICO's Home Office  . . .     A-11
 NELICO and MetLife  . . . . . . . . . . . . . . . . . . . . . . . . .     A-11
POLICY VALUES AND BENEFITS . . . . . . . . . . . . . . . . . . . . . .     A-12
 Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-12
 Guaranteed Minimum Death Benefit  . . . . . . . . . . . . . . . . . .     A-13
 Adjustments to the Death Proceeds Payable . . . . . . . . . . . . . .     A-13
 Tabular Cash Value  . . . . . . . . . . . . . . . . . . . . . . . . .     A-13
 Cash Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-13
 Net Investment Experience . . . . . . . . . . . . . . . . . . . . . .     A-14
 Allocation of Net Premiums  . . . . . . . . . . . . . . . . . . . . .     A-14
 Amount Provided for Investment under the Policy . . . . . . . . . . .     A-14
 Right to Return the Policy  . . . . . . . . . . . . . . . . . . . . .     A-15
CHARGES AND EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . .     A-15
 Deductions from Premiums and Unscheduled Payments . . . . . . . . . .     A-15
 Surrender Charge  . . . . . . . . . . . . . . . . . . . . . . . . . .     A-17
 Deductions from Cash Value  . . . . . . . . . . . . . . . . . . . . .     A-18
 Charges Against the Eligible Funds and the Sub-Accounts of the
  Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . .     A-20
 Group or Sponsored Arrangements . . . . . . . . . . . . . . . . . . .     A-20
PREMIUMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-21
 Scheduled Premiums  . . . . . . . . . . . . . . . . . . . . . . . . .     A-21
 Unscheduled Payments  . . . . . . . . . . . . . . . . . . . . . . . .     A-22
 Special Premium Option  . . . . . . . . . . . . . . . . . . . . . . .     A-23
 Automatic Premium Loan  . . . . . . . . . . . . . . . . . . . . . . .     A-23
 Default and Lapse Options . . . . . . . . . . . . . . . . . . . . . .     A-23
OTHER POLICY FEATURES  . . . . . . . . . . . . . . . . . . . . . . . .     A-25
 Loan Provision  . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-25
 Surrender . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-27
 Partial Surrender and Partial Withdrawal  . . . . . . . . . . . . . .     A-27
 Reduction in Face Amount  . . . . . . . . . . . . . . . . . . . . . .     A-28
 Acceleration of Death Benefit Rider . . . . . . . . . . . . . . . . .     A-29
 Investment Options  . . . . . . . . . . . . . . . . . . . . . . . . .     A-29
 Transfer Option . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-30
 Substitution of Insured Person  . . . . . . . . . . . . . . . . . . .     A-30
 Payment of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . .     A-30
 Exchange of Policy During First 24 Months . . . . . . . . . . . . . .     A-31
 Payment Options . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-31
 Additional Benefits by Rider  . . . . . . . . . . . . . . . . . . . .     A-32
 Policy Owner and Beneficiary  . . . . . . . . . . . . . . . . . . . .     A-33
THE VARIABLE ACCOUNT . . . . . . . . . . . . . . . . . . . . . . . . .     A-33
 Investments of the Variable Account . . . . . . . . . . . . . . . . .     A-34
 Investment Management . . . . . . . . . . . . . . . . . . . . . . . .     A-37
THE FIXED ACCOUNT  . . . . . . . . . . . . . . . . . . . . . . . . . .     A-39
 General Description . . . . . . . . . . . . . . . . . . . . . . . . .     A-39


 Values and Benefits . . . . . . . . . . . . . . . . . . . . . . . . .     A-40
 Policy Transactions . . . . . . . . . . . . . . . . . . . . . . . . .     A-40
NELICO'S DISTRIBUTION AGREEMENT  . . . . . . . . . . . . . . . . . . .     A-41
LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY . . . . . . . . . . .     A-42
 Misstatement of Age or Sex  . . . . . . . . . . . . . . . . . . . . .     A-42
 Suicide . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-42
TAX CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . .     A-42
 Policy Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-42
 Charge for NELICO's Income Taxes  . . . . . . . . . . . . . . . . . .     A-46
MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-47
VOTING RIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-49
RIGHTS RESERVED BY NELICO  . . . . . . . . . . . . . . . . . . . . . .     A-50
TOLL-FREE NUMBERS  . . . . . . . . . . . . . . . . . . . . . . . . . .     A-50
REPORTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-50
ADVERTISING PRACTICES  . . . . . . . . . . . . . . . . . . . . . . . .     A-51
LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-51
REGISTRATION STATEMENT . . . . . . . . . . . . . . . . . . . . . . . .     A-51
EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     A-51
APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES, NET CASH
 VALUES AND ACCUMULATED SCHEDULED PREMIUMS . . . . . . . . . . . . . .     A-52
APPENDIX B: INVESTMENT EXPERIENCE INFORMATION  . . . . . . . . . . . .     A-62
APPENDIX C: LONG TERM MARKET TRENDS  . . . . . . . . . . . . . . . . .     A-82
APPENDIX D: USES OF LIFE INSURANCE . . . . . . . . . . . . . . . . . .     A-84
APPENDIX E: TAX INFORMATION  . . . . . . . . . . . . . . . . . . . . .     A-86
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . .     A-88

                                    GLOSSARY

  ACCOUNT. A sub-account of the Variable Account or the Fixed Account.

  ACTUAL INVESTMENT RETURN. This term appears in the Policy only and is the same as net investment experience. (See "Net Investment Experience".)

  AUTOMATIC PREMIUM LOAN OPTION. If you elect this option, the Policy's loan value will be used to pay a scheduled premium, if you have not paid the scheduled premium by the end of the grace period. (See "Scheduled Premiums".)

  BASE INVESTMENT RETURN. This term appears in the Policy only, in the context of Variable Paid-Up Insurance and tabular cash value, and equals net investment experience at an assumed rate of 4.5% per year. (See "Death Benefit" and "Default and Lapse Options".)

  BASIC SCHEDULED PREMIUM. Scheduled premium minus (i) charges for any supplementary benefits provided by rider; (ii) any extra premiums paid for a Policy in a substandard risk classification or for an automatic issue Policy; and (iii) the portion of the annual Policy administrative charge that is due with the premium. (See "Deductions from Premiums and Unscheduled Payments".)

  CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding policy loan, the amount of its cash value held in NELICO's general account as a result of the loan. (See "Cash Value".)

  COST OF INSURANCE CHARGE. This charge for providing insurance protection is deducted on the Policy Date and on the first day of each policy month. The cost of insurance for a policy month is equal to the amount at risk multiplied by the cost of insurance rate for that month. Cost of insurance rates vary monthly. (See "Deductions from Cash Value".)

  DEATH BENEFIT OPTION 1. Death Benefit equals the greater of (i) the face amount of the Policy and (ii) the Policy's cash value divided by the net single premium per $1 of death benefit at the insured's attained age. (See "Death Benefit".)

  DEATH BENEFIT OPTION 2. Death Benefit equals the greater of (i) the face amount of the Policy plus any excess of the Policy's cash value over its "tabular cash value" and (ii) the Policy's cash value divided by the net single premium per $1 of death benefit at the insured's attained age. (See "Death Benefit".)

  ELIGIBLE FUNDS. Each sub-account of the Variable Account invests in the shares of one of the Eligible Funds. The Eligible Funds are: the Back Bay Advisors Money Market Series, the Back Bay Advisors Bond Income Series, the Capital Growth Series, the Westpeak Stock Index Series, the Back Bay Advisors Managed Series, the Westpeak Growth and Income Series, the Loomis Sayles Avanti Growth Series, the Loomis Sayles Small Cap Series, the Alger Equity Growth Series, the Loomis Sayles Balanced Series, the Davis Venture Value Series, and the Draycott International Equity Series of the Zenith Fund; the Equity-Income Portfolio, the Overseas Portfolio and the High Income Portfolio of the VIP Fund; and the Asset Manager Portfolio of VIP Fund II.

  EXCESS POLICY LOAN. The situation when policy loans plus accrued interest exceed the Policy's cash value less the applicable Surrender Charge. (See "Loan Provision".)

  FIXED ACCOUNT. The Fixed Account is a part of NELICO's general account to which net premiums and net unscheduled payments may be allocated and which provides guarantees of principal and interest. (See "Fixed Account".)

  GUARANTEED MINIMUM DEATH BENEFIT. The death benefit is guaranteed not to be less than the Policy's face amount, regardless of the investment experience of the Policy's sub-accounts, as long as scheduled premiums have been paid when due or are not required to be paid, pursuant to the Special Premium Option. (See "Guaranteed Minimum Death Benefit".)

  INVESTMENT START DATE. This is the latest of the date NELICO receives a premium payment for the Policy, the date Part II of the Policy application is signed and the Policy Date and is the date when an amount is first provided for investment under the Policy. (See "Amount Provided for Investment under the Policy".)

  MORTALITY AND EXPENSE RISK CHARGE. This charge is made daily from the value of each sub-account's assets that come from the Policies. Currently the charge is at an annual rate of .60% of the sub-accounts' assets, and is guaranteed not to exceed .90% of the sub-accounts' assets. The mortality risk NELICO assumes is that insureds may live for shorter periods of time than estimated. The expense risk NELICO assumes is that the costs of issuing and administering Policies may be more than estimated. (See "Charges Against the Eligible Funds and the Sub-Accounts of the Variable Account".)

  NET CASH VALUE. The amount you may obtain upon surrender of the Policy and which is equal to the Policy's cash value reduced by any outstanding policy loan and accrued interest; reduced by any applicable Surrender Charge; and increased by the portion of any cost of insurance charge deducted for the period beyond the date of surrender. (See "Cash Value".)

  NET INVESTMENT EXPERIENCE. For any period, a sub-account's net investment experience equals the investment experience of the underlying Eligible Funds shares for the same period, reduced by the amount of charges against the sub-account for that period. (See "Net Investment Experience".)

  NET SCHEDULED PREMIUM. The amount allocated to the Variable Account and/or the Fixed Account and which is equal to the basic scheduled premium less the sales charge, state premium tax charge and federal premium tax charge. (See "Deductions from Premiums and Unscheduled Payments".)

  NET UNSCHEDULED PAYMENT. The amount allocated to the Variable Account and/or the Fixed Account and which is equal to the unscheduled payment less the sales charge, state premium tax charge and federal premium tax charge. (See "Deductions From Premiums and Unscheduled Payments".)

  POLICY DATE. If you make a premium payment with the application, the Policy Date is the later of the date Part II of the application has been signed and receipt of the premium payment. If you choose to pay the initial premium upon delivery of the Policy, the Policy will be issued with a Policy Date which is generally five days after issue. (See "Amount Provided for Investment under the Policy".)

  PREMIUM DUE DATE. The date on which a scheduled premium is payable. Net scheduled premiums, after the first, are allocated to a Policy's sub-accounts on the premium due dates. (See "Premiums".)

  SPECIAL PREMIUM OPTION. If you elect this option, you may not be required to pay a scheduled premium or premiums under certain circumstances. (See "Special Premium Option".)

  TABULAR CASH VALUE. The tabular cash value is the value which the Policy would have if: (i) all scheduled premiums were paid when due; (ii) no unscheduled payments and no loans or other withdrawals of cash value were made; (iii) the Policy's sub-accounts earned a 4.5% annual net rate of return; and (iv) maximum Policy charges were deducted from the cash value. (See "Tabular Cash Value".)

  YOU. When used in this prospectus, "you" refers to the Policy Owner.

                          INTRODUCTION TO THE POLICIES

  This prospectus describes Policies under which net scheduled premiums and net unscheduled payments are allocated to the Variable Account. If the Fixed Account is available in your state, you may choose to allocate or transfer all or part of your funds to that account. NELICO provides guarantees of principal and interest with respect to the Fixed Account which is part of NELICO's general account. Amounts in the Fixed Account are backed by NELICO's general account, rather than the Variable Account. For a description of the Fixed Account, see "The Fixed Account" which appears later in this prospectus.

THE POLICIES

  The individual Variable Ordinary Life Insurance Policies offered by this prospectus are designed to provide lifetime insurance coverage. They are not offered primarily as an investment.

  The following is a brief listing of the basic features of the Policy. These and other features of the Policy are explained in detail throughout the prospectus. You should be sure to read the prospectus for more complete information.

  -- The Policy requires payment of scheduled premiums. (See "Scheduled
     Premiums".)

  -- You may choose to make additional, unscheduled payments under the Policy.
     NELICO can limit or prohibit unscheduled payments in certain situations, including cases where the insured is in a substandard risk class. (See "Unscheduled Payments".)

  -- Net scheduled premiums and net unscheduled payments are invested according to your instructions in one or more of the sub-accounts of the Variable Account corresponding to mutual fund portfolios, or the Fixed Account, after an initial period in the Zenith Money Market Sub-Account. (See "Allocation of Net Premiums" and "Investment Options".)

  -- The mutual fund portfolios available to you under the Policy include several common stock funds, including funds which invest primarily in foreign securities, two bond funds, two managed funds, a balanced fund, and a money market fund. You may allocate your Policy's cash value to a maximum of ten accounts (including the Fixed Account) at any one time. (See "Investments of the Variable Account".)

  -- If the Fixed Account is available in your state, you may also allocate funds to that account. NELICO provides guarantees of Fixed Account principal and interest. SPECIAL LIMITS APPLY TO TRANSFERS OF CASH VALUE FROM THE FIXED ACCOUNT. NELICO also reserves the right to restrict transfers of cash value and allocations of premiums into the Fixed Account. (See "The Fixed Account".)

  -- The cash value of the Policy will vary daily based on, among other things, the net investment experience of the sub-accounts to which amounts have been allocated and the amount of interest credited to any of the Policy's cash value in the Fixed Account. (See "Cash Value", "Charges and Expenses", "Premiums", "Loan Provision", and "Partial Surrender and Partial Withdrawal".)

  -- The portion of the cash value which you invest in the sub-accounts is not guaranteed. You bear the investment risk on this portion of the cash value. (See "Cash Value".)

  -- You may choose between two forms of death benefit options under the Policy.
     One option provides a death benefit equal to the Policy's face amount. The other option provides a death benefit which varies with the net investment experience of the sub-accounts to which amounts have been allocated and the rate of interest credited on any cash value in the Fixed Account. Under both options the death benefit could be increased to satisfy tax law requirements if the cash value reaches certain levels. (See "Death Benefit".)

  -- Regardless of investment experience, each form of death benefit is guaranteed never to be less than the Policy's face amount, as long as the required scheduled premiums are paid when due. (See "Death Benefit".)

  -- If you elect the "Special Premium Option", you can under certain circumstances miss a scheduled premium payment without causing the Policy to lapse. In that case, the Policy will keep its minimum death benefit guarantee. (See "Special Premium Option".)

  -- You may change your allocation of future net scheduled premiums and net unscheduled payments at any time. (See "Allocation of Net Premiums" and "Investment Options".)

  -- After the "right to return the Policy" period, you may transfer portions of the Policy's cash value among the sub-accounts and, generally, to the Fixed Account up to four times per policy year without NELICO's consent. NELICO currently allows 12 transfers per policy year. Transfers and allocations involving the Fixed Account are subject to certain limits. (See "Transfer Option" and "The Fixed Account--Policy Transactions".)

  -- A loan privilege is available under the Policy. Partial withdrawal and partial surrender features are also available. (See "Loan Provision" and "Partial Surrender and Partial Withdrawal".)

  -- Death benefits paid to the beneficiary under the Policy are not subject to Federal income tax. Under current law, undistributed increases in cash value generally are not taxable to you. (See "Tax Considerations".)

  -- Loans, assignments and other pre-death distributions under the Policy may have tax consequences depending primarily on the amount which you have paid into the Policy but also on any "material change" in the terms or benefits of the Policy. If premium payments or a material change in the terms or benefits of the Policy cause it to become a "modified endowment contract", then pre-death distributions will be includible in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. Tax considerations may therefore influence the amount and timing of premiums and unscheduled payments and certain Policy transactions which you choose to make. (See "Tax Considerations".)

  -- If the Policy is not a modified endowment contract, NELICO believes that loans under the Policy will not be taxable to you as long as the Policy has not lapsed, been surrendered or terminated. With certain exceptions, other pre-death distributions under a Policy that is not a modified endowment contract are includible in income only to the extent they exceed the investment in the Policy. (See "Tax Considerations".)

  -- You have an opportunity during the "right to return the Policy" period to return the Policy for a refund. (See "Right to Return the Policy".)

  -- Within 24 months after a Policy's date of issue, you may exchange the Policy, without evidence of insurability, for a fixed-benefit policy issued by NELICO on the life of the insured. If you exercise this option, you will have to make up any investment loss. (See "Exchange of Policy During First 24 Months".)

  In many respects the Policies are similar to traditional fixed-benefit whole life insurance. Like whole life insurance, the Policies provide for a guaranteed minimum death benefit, scheduled premiums, a cash value, and loan privileges.

  The Policies are different from traditional, fixed-benefit whole life insurance in that the death benefit may, and the cash value will, vary to reflect the investment experience of the selected sub-accounts of the Variable Account. In addition, you can elect an option under the Policy which will allow you, under certain circumstances, to skip a particular scheduled premium or premiums and still keep the Policy in force on a premium paying basis.

  The variable life insurance policies offered by NELICO are designed to provide insurance protection. Although the underlying mutual fund portfolios invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

  -- The Policy provides a death benefit based on NELICO's assumption of an actuarially calculated risk.

  -- If scheduled premiums are not paid according to the requirements of the Policy, the Policy may lapse. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

  -- In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from the premiums and values of the Policy. These charges include various insurance, risk, administrative and premium tax charges. (See "Charges and Expenses".)

  -- The Variable Account, not the Policy Owner, owns the mutual fund shares.

  -- Federal income tax liability on any earnings is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law.

  -- Dividends and capital gains are automatically reinvested.

  For a discussion of some of the uses of the Policies, see "Appendix D: Uses of Life Insurance".

AVAILABILITY OF THE POLICY

  Underwritten Policies may be issued to insureds from the age of 15 to 80 if issued in a business situation, or to a pension plan qualified under Section 401 of the Internal Revenue Code (a "tax-qualified pension plan"), and otherwise to insureds from the age of zero to 80. (A "business situation" is where two or more Policies, on more than one life, are totally or partially funded, directly or indirectly, by an employer.) Automatic issue Policies are available in certain situations to insureds from the age of 15 to 70. In all cases, the availability of issue ages below one and from 76 to 80 is subject to NELICO's consent. All persons must meet NELICO's underwriting and other requirements for issuance. Generally, the minimum Policy face amount available is $5,000 for tax-qualified pension plans and $25,000 in all other situations, unless NELICO consents to a lower amount.

POLICY CHARGES

  PREMIUM-BASED CHARGES. NELICO DEDUCTS THE FOLLOWING CHARGES:

  -- From scheduled premiums

  (i) an annual administrative charge ($55 for annual premium Policies, up to a total of $57.75, or $14.4375 per quarter and $4.8125 per month, for Policies that are billed on a quarterly or monthly basis or that use NELICO's Master Service Account arrangement), plus any extra premiums for riders, substandard risk or automatic issue class;

  (ii) a sales charge of 5.5%. NELICO currently intends to waive this charge on scheduled premiums paid after the first 15 policy years under Policies with a face amount of at least $250,000 and smaller Policies sold in certain business situations or to certain tax-qualified pension plans;

  (iii) a state premium tax charge of 2.5%;

  (iv) a charge for federal taxes of 1%.

  -- From unscheduled payments

  (i) a sales charge of 5.5% in all policy years;

  (ii) a state premium tax charge of 2.5%;

  (iii) a charge for federal taxes of 1%.

  SURRENDER CHARGE. During the first 11 policy years, a Surrender Charge will apply if the Policy is totally or partially surrendered or lapses or the face amount is reduced. The Surrender Charge is a percentage of annualized basic scheduled premiums. The maximum dollar amount of the charge applies in policy years two through four and is the equivalent of 55% of two annualized basic scheduled premiums. If the applicable Surrender Charge amount exceeds the available cash value, there will be no proceeds paid to you on surrender or lapse.

  The Surrender Charge is deducted from the Policy's available cash value, regardless of whether that cash value is derived from scheduled premiums, unscheduled payments, or investment experience.

  CHARGES DEDUCTED FROM CASH VALUE. NELICO deducts certain charges from the cash value:

  -- Monthly charge for the cost of insurance;

  -- Monthly administrative charge, currently equal to $0.10 per $1,000 of face amount (guaranteed not to exceed $0.12 per $1,000 of face amount). For Policies with a face amount of at least $250,000 and smaller Policies sold in certain business situations or to certain tax-qualified pension plans the monthly administrative charge currently equals $0.06 per $1,000 of face amount rather than $0.10. On a current basis, NELICO intends not to charge more than $120 per month for the monthly administrative charge;

  -- Monthly minimum death benefit guarantee charge of $0.01 per $1,000 of face amount;

  In addition, if you use the Special Premium Option to skip a scheduled premium payment, NELICO will deduct from your cash value 91% of the portion of the annual $55 administrative charge, and of any rider, substandard risk or automatic issue premium, that was due with the skipped premium.

  CHARGES DEDUCTED FROM THE VARIABLE ACCOUNT AND THE ZENITH FUND. The following charges are deducted from the Variable Account and Eligible Fund assets:

  -- Daily charge against the sub-account assets for NELICO's mortality and expense risk, currently equal to an annual rate of .60% (guaranteed not to exceed .90%);

  -- Daily charges against the Eligible Fund portfolios for investment advisory services and fund operating expenses.

  See "Charges and Expenses".

HOW THE POLICY WORKS

-----------------------------------------------------------------------------

Premium Payments

 . Guaranteed not to increase

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Charges from Premium

 . Any rider premiums

 . Annual Admin Charge-$55

 . Substandard Risk Premium

 . Automatic Issue Premium

 . Sales Load (5.5%*) Company intends to waive after 15 policy yrs under

  Policies with a face amount of at least $250,000 and smaller Policies sold in certain business situations or to certain tax-qualified pension plans

 . State Premium Tax Charge (2.5%*). Charge for Federal Taxes (1%*)

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Unscheduled Payments

 . Sales Load (5.5%)

 . State Premium Tax Charge (2.5%)

 . Charge for Federal Taxes (1%)

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Special Premium Option

 . If used, charges for Annual Admin. Charge and any riders or substandard risk or automatic issue premium are deducted from cash value

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Loans

 . After the free look period, you may borrow up to 90% of the adjusted cash value (100% in Alabama)

 . The loan interest charge is 6%. Loaned funds are transferred out of the

  Eligible Funds into the General Account where they are credited with not less  than 4.5% interest

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Retirement Benefits

 . Fixed settlement options are available for policy proceeds

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Cash Values

 . Net scheduled premiums or net unscheduled payments invested in your choice of Eligible Fund investments or the Fixed Account after an initial period in the Zenith Money Market Sub-Account

 . The cash value reflects investment experience, interest, payments and policy charges

 . The cash value invested in mutual funds is not guaranteed

 . Any earnings are accumulated free of any current income taxes

 . You may change the allocation of future net premiums at any time

 . You may currently transfer funds among investment options up to 12 times per policy  year, after the free look period. Your cash value may be allocated among a maximum of ten accounts at any one time

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Death Benefit

 . Level or Variable Death Benefit Options

 . Guaranteed not to be less than initial face amount net of any loan balance

 . Income tax free to named beneficiary

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Daily Deductions from Assets

 . Mortality and expense risk charges of 0.60% (guaranteed not to exceed .90%)

  on an annual basis are deducted from the cash value daily

 . Investment advisory fees and other expenses are deducted from the Eligible

  Fund values daily

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Beginning of Month Charges

 . The cost of insurance protection is deducted from the cash value each month

 . Minimum Death Benefit Guarantee Charge of $.01 per $1000 face amount monthly

 . Admin. Charge $.10 (guaranteed not to exceed $.12) per $1000 face amount monthly. For Policies with a face amount of at least $250,000 and smaller

  Policies sold in certain business situations or to certain tax-qualified pension plans charge is currently $.06 per $1000

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Surrender Charges

 . Consists of Deferred Sales Charge and Deferred Administrative Charge (see

  page A-19)

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Living Benefits

 . If policyholder has elected and qualified for disability waiver of premium rider and becomes totally disabled, company will waive premiums during the period of disability. Unscheduled payments are not covered by the waiver of premium rider

 . Policy may be surrendered at any time for its cash surrender value

 . Deferred income taxes, including taxes on amounts borrowed, become payable upon surrender

 . Grace period for scheduled premiums is 31 days from due date. Nonforfeiture options are fixed extended term insurance and fixed or variable paid-up insurance

 . Subject to company rules, a lapsed policy may be reinstated within seven years of date of lapse if it has not been surrendered

-----------------------------------------------------------------------------

* Percent of Premium after deducting Annual Admin. Charge, Rider Premiums and Substandard Risk and Automatic Issue Premiums

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT NELICO'S HOME OFFICE

  NELICO will treat your request for a Policy transaction, or your submission of a payment, as received at the Home Office if it is received there before the close of regular trading on the New York Stock Exchange on that day. If it is received after that time, or if the New York Stock Exchange is not open that day, then it will be treated as received on the next day when the New York Stock Exchange is open.

NELICO AND METLIFE

  NELICO was organized as a stock life insurance company in Delaware in 1980 and is licensed to sell life insurance in all states, the District of Columbia and Puerto Rico. Before August 30, 1996, NELICO was a wholly-owned subsidiary of New England Mutual Life Insurance Company ("The New England"). Effective August 30, 1996, The New England merged into Metropolitan Life Insurance Company ("MetLife"), a mutual life insurance company whose principal office is One Madison Avenue, New York, NY 10010. With the merger, The New England's separate corporate existence ended, and MetLife became the parent of NELICO. In connection with the merger, NELICO changed its name from "New England Variable Life Insurance Company" to "New England Life Insurance Company", and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. NELICO's Home Office is now at 501 Boylston Street, Boston, Massachusetts 02116. NELICO's mailing address is: P.O. Box 9116, Boston, Massachusetts 02117.

   NELICO may reinsure a portion of a Policy's death benefit with MetLife.

  The following chart illustrates the relationship of NELICO, the Fixed Account, the Variable Account and the Eligible Funds.

          ---------------------------------------------------------------------
                                         NELICO
          ---------------------------------------------------------------------
          (Insurance company subsidiary of MetLife)

          Charges are deducted.

          Net premiums and net unscheduled payments are allocated to the Policy Owner's choice of sub-accounts in the Variable Account to the Fixed Account.




                          --------------------------------------------------------------------------------------------------
 Premiums                                                              VARIABLE ACCOUNT
   and                    --------------------------------------------------------------------------------------------------
Unscheduled
 Payments                 Zenith    Zenith    Zenith    Zenith    Zenith    Zenith    Zenith    Zenith    Zenith    Zenith
                  Fixed   Capital   Bond      Money     Man-      Stock     Growth    Avanti    Small     Bal-      Equity
                 Account  Growth    Income    Market    aged      Index     and       Growth    Cap       anced     Growth
                          Sub-      Sub-      Sub-      Sub-      Sub-      Income    Sub-      Sub-      Sub-      Sub-
                          Account   Account   Account   Account   Account   Sub-      Account   Account   Account   Account
                                                                            Account
                          --------------------------------------------------------------------------------------------------
                          --------------------------------------------------------------------------------------------------
                                                                       VARIABLE ACCOUNT
                          --------------------------------------------------------------------------------------------------
                          Zenith    Zenith     Equity-   Over-     High      Asset
                          Venture   Inter-     Income    seas      Income    Man-
                          Value     national   Sub-      Sub-      Sub-      ager
                          Sub-      Equity     Account   Account   Account   Sub-
                          Account   Sub-                                     Account
                                    Account
                          --------------------------------------------------------------------------------------------------

  Sub-accounts buy
  shares of the
  Eligible Funds.

  --------------------------------------------------------------------------------------------------------------------------
                                                  NEW ENGLAND ZENITH FUND
  --------------------------------------------------------------------------------------------------------------------------
  Capital   Back Bay   Back Bay   Back Bay   Westpeak   Westpeak   Loomis   Loomis   Loomis   Alger    Davis     Draycott
  Growth    Advisors   Advisors   Advisors   Stock      Growth     Sayles   Sayles   Sayles   Equity   Venture   Inter-
  Series    Bond       Money      Managed    Index      and        Avanti   Small    Bal-     Growth   Value     national
            Income     Market     Series     Series     Income     Growth   Cap      anced    Series   Series    Equity
            Series     Series                           Series     Series   Series   Series                      Series
  --------------------------------------------------------------------------------------------------------------------------
  ----------------------------------
                             VIP
                             FUND
          VIP FUND           II
  ----------------------------------
   Equity   Over-   High     Asset
   Income   seas    Income   Man-
   Port-    Port-   Port-    ager
   folio    folio   folio    Port-
                             folio
  --------------------------------------------------------------------------------------------------------------------------


          Eligible Funds buy portfolio investments to support values and benefits of the Policies.


                           POLICY VALUES AND BENEFITS

DEATH BENEFIT

  DEATH BENEFIT OPTIONS. When you apply for a Policy, you may choose between two death benefit options. The death benefit option under a Policy may not be changed.

  The Option 1 death benefit provides a death benefit equal to the face amount of the Policy. Except as described below, the Option 1 death benefit is fixed.

  The Option 2 death benefit provides a death benefit equal to the face amount of the Policy plus the amount, if any, by which the Policy's cash value exceeds its "tabular cash value". The Policy's tabular cash value is a hypothetical value and is described in detail under "Tabular Cash Value" below.

  Generally, the Option 2 death benefit may exceed the face amount if the Policy's sub-accounts (and the cash value in the Fixed Account) have earned greater than a 4.5% net return, if you have paid more than the scheduled premiums, or if less than the maximum charges were deducted.

  In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than the Policy's cash value divided by the net single premium per dollar of death benefit at the insured's attained age. This means that under both death benefit options, if the cash value grows to certain levels the death benefit will be increased to satisfy the tax law requirements. At that point, any payment you make into the Policy will increase the death benefit by more than it increases the cash value.

GUARANTEED MINIMUM DEATH BENEFIT

  Under both death benefit options, the death benefit is guaranteed not to be less than the Policy's face amount regardless of the investment experience of the Policy's sub-accounts, as long as scheduled premiums have been paid when due or, under the Special Premium Option, are not required to be paid. (See "Scheduled Premiums" and "Special Premium Option".) The death benefit will be adjusted as described below before the proceeds are paid. However, if an "excess policy loan" exists, the Policy may terminate even if all scheduled premiums have been paid. (See "Loan Provision" for a definition of "excess policy loan".)

ADJUSTMENTS TO THE DEATH PROCEEDS PAYABLE

  The death proceeds actually paid to the beneficiary are equal to the death benefit reduced by any outstanding loan and accrued loan interest and by the portion of any unpaid scheduled premium for the period prior to the date of death. The death proceeds will be increased by any rider benefits payable and by the portion of any scheduled premium paid for a period beyond the date of death.

  The death proceeds may also be adjusted if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years (or less if provided by state law) from the Policy's date of issue, or if limits on the death benefit are imposed by rider. (See "Limits to NELICO's Right to Challenge the Policy".)

TABULAR CASH VALUE

  The Policy's tabular cash value is a hypothetical value that is used to determine the Option 2 death benefit, whether a scheduled premium payment can be skipped under the Special Premium Option, and how much cash value is available to be withdrawn from the Policy. (See "Death Benefit", "Special Premium Option" and "Partial Surrender and Partial Withdrawal".)

  The tabular cash value is the value the Policy would have if the cash value in the Policy's sub-accounts (and cash value in the Fixed Account) earned a 4.5% net return, all scheduled premiums were paid, no unscheduled payments and no loans or other withdrawals of cash value were made, and maximum Policy charges were deducted.

  Your premium payment schedule will affect the amount of the tabular cash value. The tabular cash value on any day will be calculated as if the current payment schedule had always been in effect.

CASH VALUE

  Your Policy's cash value includes its cash value in the Variable Account, in the Fixed Account and, if you have an outstanding policy loan, in NELICO's general account as a result of the loan. The cash value reflects scheduled premiums and unscheduled payments, the net investment experience of the Policy's sub-accounts, interest credited on its cash value in the Fixed Account and on amounts held in the general account as a result of a loan, amounts deducted for Policy charges (including amounts deducted when you use the Special Premium Option to skip a scheduled premium), and amounts withdrawn or surrendered.

  Your Policy's net cash value is the amount you will receive if you surrender the Policy. The net cash value is the cash value reduced by any outstanding policy loan (and accrued interest) and by any applicable surrender charge. The net cash value is increased by the portion of any cost of insurance charge deducted that applies to the period beyond the date of surrender. (See "Loan Provision", "Surrender Charge" and "Monthly Charges for the Cost of Insurance".)

  The Policy's net cash value in the Variable Account may increase or decrease daily depending on the net investment experience of the Policy's sub-accounts. Unfavorable investment experience can reduce the net cash value to zero. Because there is no guaranteed minimum cash value in the Variable Account, you bear the entire investment risk with respect to the cash value. The premium payment schedule you choose will also affect the Policy's net cash value.

NET INVESTMENT EXPERIENCE

  The net investment experience of the Policy's sub-accounts will affect the Policy's cash value and, in some circumstances, the death benefit. The net investment experience of the sub-accounts is determined as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading.

  A sub-account's net investment experience for any period reflects the investment experience of the underlying Eligible Fund shares for the same period, reduced by the charges against the sub-account for that period. (Currently the sub-accounts are charged only for NELICO's mortality and expense risk, but in the future NELICO may impose a charge against the sub-accounts for taxes if appropriate. See "Charges Against the Eligible Funds and the Sub-Accounts of the Variable Account" and "Charge for NELICO's Income Taxes".)

  The investment experience of the Eligible Fund shares for any period is the increase or decrease in their net asset value for the period, increased by the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Eligible Fund shares are reinvested in additional shares of the Fund and affect subsequent investment experience.

ALLOCATION OF NET PREMIUMS

  As of the "investment start date", the net scheduled premium (and any net unscheduled payment) will be allocated to the Zenith Money Market Sub-Account until 15 days after NELICO mails the confirmation for the initial premium. (See "Right to Return the Policy". For the definition of the "investment start date", see "Amount Provided for Investment under a Policy".) Thereafter, the cash value (which will reflect at least one Monthly Deduction and one cost of insurance deduction) will be allocated to the sub-accounts and/or the Fixed Account according to your instructions. Therefore, your selection of accounts will not take effect until after the initial period, described above, when the cash value is allocated to the Zenith Money Market Sub-Account.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

  INITIAL AMOUNT. An amount is first provided for investment under the Policy as of the investment start date. That is the latest of: the date when NELICO first receives a premium payment for the Policy, the date Part II of the Policy application is signed and the Policy Date. (For this purpose, receipt of the premium payment means receipt by a NELICO agent or, if a broker-dealer other than New England Securities is involved, by a NELICO agency.)

  If you make a premium payment with the application, the Policy Date will be the later of the date Part II of the application is signed and receipt of the premium payment. In that case the Policy Date and investment start date are the same. The amount of premium paid with the application must be at least 10% of the annual scheduled premium for the Policy or one monthly scheduled premium. Only one premium payment may be made before the Policy is issued. The amount provided for investment on the investment start date is generally equal to the first net scheduled premium plus any net unscheduled payment made as part of the premium payment.

  If you make a premium payment with the application, the insured will be covered under a temporary insurance agreement for a limited period that is described in the temporary insurance agreement form. Coverage under the temporary insurance agreement will begin on the later of the date when NELICO receives the premium for the Policy and the date when Part II of the application is signed. The maximum amount of coverage provided is the lesser of the amount of insurance applied for and $500,000 for standard risks ($250,000 for substandard risks and $50,000 for persons who are determined to be uninsurable).

  If a Policy is issued, monthly Policy charges, including cost of insurance charges, will begin as of the Policy Date, even if the Policy's issuance was delayed due to underwriting requirements, and will be in amounts based on the face amount of the Policy issued, even if the temporary insurance coverage received during the underwriting period was for a lesser amount. If NELICO declines an application, it will refund the premium payment made and any unscheduled payment made plus interest on the unscheduled payment at the rate currently in use by NELICO. Generally, no premium payment may be submitted with an application for a Policy to be used in connection with a tax-qualified pension plan.

  If you choose to pay the initial premium upon delivery of the Policy, the Policy will have a Policy Date which is generally five days after issue. The investment start date will be the later of the Policy Date and the date the premium is received. Monthly Policy charges will begin on the Policy Date. Interest at a 4.5% net rate will be credited to the Policy for the period, if any, between the Policy Date and the investment start date. Insurance coverage will begin upon receipt of the premium.

  Under limited circumstances, NELICO may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. Backdating may be desirable, for example, so that you can purchase a particular Policy face amount for a lower premium, based on a younger insurance age. However, backdating in some cases may cause the insured to be treated as a juvenile which could result in higher cost of insurance rates under the Policy than if the insured had been assigned to a nonsmoker class. For a backdated Policy, you must also pay the scheduled premiums payable for the period between the Policy Date and the investment start date. As of the investment start date, NELICO will allocate to the Policy those net scheduled premiums, adjusted for monthly Policy charges and interest at a 4.5% net rate for the period between the Policy Date and the investment start date.

  SUBSEQUENT AMOUNTS. Although your Policy's cash value reflects only the scheduled premiums you have actually paid, on each premium due date NELICO transfers to your Policy's sub-accounts the amount of the net scheduled premium due, even if it has not yet been paid. Therefore, the amount provided for investment on the premium due date includes the Policy's cash value on that date, calculated as if premiums were paid to but not including that date, plus the net scheduled premium due on that date. If you use the Special Premium Option to skip a scheduled premium or if you do not pay a required scheduled premium and the Policy lapses, NELICO will withdraw the unpaid net scheduled premium from the Variable Account, adjusted for the net investment experience of the sub-accounts since the due date. (If you do not pay a required scheduled premium, the Policy may lapse. See "Default and Lapse Options".)

  The amount provided for investment in the Policy is adjusted as of each day the New York Stock Exchange is open to reflect the net investment experience of the sub-accounts for that day.

RIGHT TO RETURN THE POLICY

  You may cancel the Policy within 10 days (or more where required by applicable state insurance law) after you receive the Policy. The Policy may be returned to NELICO or its agent. Insurance coverage ends as soon as the Policy is returned (as determined by its postmark, if the Policy is mailed). If you choose to cancel the Policy, NELICO will refund any scheduled premium paid (or any other amount that is required by state insurance law and permitted by the Securities and Exchange Commission) and any unscheduled payments made, with interest on the unscheduled payments at the rate currently in use by NELICO.


                              CHARGES AND EXPENSES

DEDUCTIONS FROM PREMIUMS AND UNSCHEDULED PAYMENTS

  NELICO deducts certain charges from your scheduled premiums and unscheduled payments before allocating the net scheduled premiums and net unscheduled payments to the Variable Account and Fixed Account.

  NELICO deducts the following amounts from scheduled premiums to arrive at the Policy's BASIC scheduled premium:

  (i) charges for any rider benefits under your Policy;

  (ii) extra premiums due if your Policy is in a substandard risk or automatic issue class;

  (iii) the portion of the annual Policy administrative charge that is due with that scheduled premium payment.

  The total charge is $55 per year for Policies that pay premiums once a year and increases as the premium payment frequency increases. The amount of the charge for other premium frequencies is as follows:



                                            AMOUNT       AMOUNT
PAYMENT FREQUENCY                        PER PAYMENT    PER YEAR
-----------------                        ------------  ----------
Semi-annual  . . . . . . . . . . . . .    $28.325        $56.65
Quarterly  . . . . . . . . . . . . . .    $14.4375       $57.75
Master Service Account . . . . . . . .    $ 4.8125       $57.75
Monthly  . . . . . . . . . . . . . . .    $ 4.8125       $57.75



  If an automatic issue Policy and an underwritten Policy are both issued on the same insured (because the total coverage exceeds NELICO's automatic issue limits), NELICO will waive the annual Policy administrative charge on the automatic issue Policy.

  The charges described above are not deducted from unscheduled payments.

  All of the administrative charges under the Policies cover the cost of administering the Policies, as well as distribution, legal, actuarial, systems, mailing and other overhead costs connected with NELICO's variable life insurance operations.

  SALES CHARGE. NELICO deducts a sales charge from each scheduled premium and unscheduled payment. The charge is 5.5% of each BASIC scheduled premium and 5.5% of each unscheduled payment. NELICO currently intends to waive this charge on basic scheduled premiums after the 15th policy year (1) for all Policies with a face amount of at least $250,000 and (2) for Policies issued in a business situation or to a tax-qualified pension plan if either the average face amount for the group is at least $250,000 (where fewer than 25 persons are covered) or the average face amount is at least $150,000 (where 25 or more persons are covered). However, NELICO retains the right not to waive the charge, or to reimpose it once it has been waived. The sales charge will apply to unscheduled payments made in all policy years.

  During the first 11 policy years, if you surrender or lapse the Policy, take a partial surrender or reduce the face amount, a Surrender Charge will also apply. (See "Surrender Charge" below.)

  The sales charges under a Policy in a given policy year are not necessarily related to NELICO's actual sales expenses for that year.

  Sales charges for Policies sold in certain group or sponsored arrangements may be reduced. NELICO may reduce or eliminate the sales charge, when you purchase a Policy, on cash value transferred, as an unscheduled payment in the first year, from certain fixed-benefit life insurance policies that were issued by The New England, NELICO or NELICO's affiliates that meet certain premium, cash value and/or face amount minimums, as currently published by NELICO. NELICO's normal issuance criteria, including reinsurance and other limitations, as well as certain other eligibility requirements, will also apply in these situations. NELICO may waive underwriting requirements in these situations. NELICO may also reduce the Surrender Charge on such Policies. Your NELICO agent can advise you regarding the availability of this feature.

  STATE PREMIUM TAX CHARGE. NELICO deducts 2.5% from each BASIC scheduled premium and each unscheduled payment to cover state premium taxes and administrative expenses. These taxes vary from state to state and the 2.5% rate reflects an average. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

  FEDERAL PREMIUM TAX CHARGE. NELICO deducts 1% from each BASIC scheduled premium and each unscheduled payment to recover a portion of its federal income tax liability that is determined solely by the amount of life insurance premiums it receives.

-----------------------------------------------------------------------------

  EXAMPLE: The following chart shows the net amount that would be allocated to the Variable Account under a Policy with no riders and which is not a substandard or automatic issue Policy. The example assumes an annual scheduled premium payment of $2,000 and unscheduled payment of $2,000.



              SCHEDULED    NET SCHEDULED
               PREMIUM        PREMIUM
            -------------  -------------
                $2,000       $   2,000
                                 - 55     (administrative charge)
                             ---------
                             $   1,945    (BASIC scheduled premium)
                             $   1,945
                               -175.05    (9% X 1,945 = total sales and premium
                             ---------     tax charges)
                             $1,769.95
                             ---------



  NELICO may waive the 5.5% sales charge on scheduled premiums paid after the 15th policy year under Policies with a face amount of at least $250,000 and smaller Policies sold in certain business situations or to certain tax-qualified pension plans. In that case, the net scheduled premium in this example would be $1,945 - 68.08 (3.5% X 1,945), or $1,876.92.



                                NET
             UNSCHEDULED    UNSCHEDULED
               PAYMENT        PAYMENT
            --------------  -----------
                $2,000        $2,000
                                -180     (9% X 2,000 = total sales and premium
                              ------      tax charges)
                              $1,820
                              ------




-----------------------------------------------------------------------------

SURRENDER CHARGE

  If you totally or partially surrender your Policy, or allow it to lapse, or reduce its face amount, in the first 11 policy years, a Surrender Charge will be deducted from the cash value.

  The Surrender Charge is a percentage of basic scheduled premiums, as shown in the chart below. In each policy year, the charge will be applied to the total annualized basic scheduled premiums for the Policy through the policy year in which the total or partial surrender, lapse or face amount reduction occurs, up to a maximum of four annualized basic scheduled premiums. This means that even if you have not yet paid the full amount of the annualized basic scheduled premiums to which the Surrender Charge applies at any point in time, you will be treated as if you have paid those premiums for the purpose of calculating the charge.

  The Surrender Charge rate that applies in each policy year is indicated below:


POLICY YEAR   PERCENTAGE                   APPLIED TO
-----------   ----------                   ----------
     1          55.00%     One Annualized Basic Scheduled Premium
     2          55.00%     Two Annualized Basic Scheduled Premiums
     3          36.67%     Three Annualized Basic Scheduled Premiums
     4          27.50%     Four Annualized Basic Scheduled Premiums
     5*         26.25%     Four Annualized Basic Scheduled Premiums
     6*         25.00%     Four Annualized Basic Scheduled Premiums
     7*         20.00%     Four Annualized Basic Scheduled Premiums
     8*         15.00%     Four Annualized Basic Scheduled Premiums
     9*         10.00%     Four Annualized Basic Scheduled Premiums
    10*          5.00%     Four Annualized Basic Scheduled Premiums
    11*          0.00%     Four Annualized Basic Scheduled Premiums



---------
* End of Policy Year

  For the first four policy years the Surrender Charge rate that applies in a particular year remains level throughout that year. Beginning in the fifth policy year, the Surrender Charge rate declines on a monthly basis to the end of year rates shown in the table above.

  The dollar amount of the Surrender Charge is also limited to an amount per $1,000 of your Policy's face amount. These limits are:


                                             POLICY YEAR
                        -----------------------------------------------------
                         1    2    3    4    5    6    7    8    9   10    11
                        ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  -----
Maximum Surrender
 Charge per $1,000 of
 Face Amount  . . . .   $47  $44  $42  $39  $37  $35  $33  $31  $29  $27   $25



  In all cases, the annualized premium amount to which the Surrender Charge applies is calculated based on the premium payment frequency you are using at the time. Therefore, if you are paying your basic scheduled premiums in quarterly installments rather than annually at the time you surrender your Policy, the dollar amount of your Surrender Charge may be higher because the dollar amount of an annual basic scheduled premium is somewhat higher if you pay it in installments rather than once a year.

  In the case of a partial surrender or reduction in face amount, the Surrender Charge is deducted from the Policy's cash value in an amount proportional to the amount of the face amount surrendered. (See "Partial Surrender" and "Partial Withdrawal".)

  The Surrender Charge is deducted from the Policy's available cash value, regardless of whether the cash value comes from scheduled premiums, unscheduled payments, or investment experience. If the applicable Surrender Charge amount exceeds the available cash value, there will be no proceeds paid to you on surrender or lapse.

  The Surrender Charge covers the following expenses: developmental costs associated with the Policies (such as actuarial, legal, systems and other overhead costs), underwriting, and marketing and other distribution expenses.

DEDUCTIONS FROM CASH VALUE

  MONTHLY DEDUCTION. On the first day of each policy month, starting with the Policy Date, NELICO will make a deduction (the "Monthly Deduction") from your cash value for these charges:

  (i) an administrative charge, currently equal to $0.10 per $1,000 of Policy face amount (guaranteed not to exceed $0.12 per $1,000 of face amount). For all Policies with a face amount of at least $250,000 and for Policies issued in a business situation or to a tax-qualified pension plan if either the average face amount for the group is at least $250,000 (where fewer than 25 persons are covered) or the average face amount is at least $150,000 (where 25 or more persons are covered), the monthly administrative charge is currently $0.06 per $1,000 of face amount rather than $0.10. On a current basis, NELICO intends not to charge more than $120 per month for the monthly administrative charge; and

  (ii) a minimum death benefit guarantee charge of $0.01 per $1,000 of Policy face amount. This charge compensates NELICO for its guarantee that, regardless of the investment experience of the Policy's sub-accounts, the Policy's death benefit will never be less than the face amount, provided that all required scheduled premiums have been paid when due. (See "Adjustments to the Death Proceeds Payable".)

  If there is an outstanding loan under your Policy and the net cash value is not large enough to cover the full amount of the Monthly Deduction in any month, the difference will be treated as an excess policy loan and the Policy may terminate. (See "Loan Provision".)

  MONTHLY CHARGES FOR THE COST OF INSURANCE. The cost of providing insurance protection under your Policy is deducted from your Policy's cash value at the beginning of each policy month, beginning with the Policy Date. The cost of insurance charge for a policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that policy month. The amount at risk is determined on the first day of the policy month after the Monthly Deduction has been processed and is the amount by which the death benefit (discounted at the monthly equivalent of 4.5% per year) exceeds the Policy's cash value. The cost of insurance rate for your Policy will change from month to month.

  If a Policy loan is outstanding and your Policy's net cash value is not large enough to cover the cost of insurance charge for a policy month, the difference between the net cash value available and the cost of insurance charge will be treated as an excess policy loan and the Policy may terminate. (See "Loan Provision".)

  The guaranteed cost of insurance rates for a Policy depend on the insured's underwriting class, age on the first day of the Policy year and sex (if the Policy is sex-based). The current cost of insurance rates for a given Policy will also depend on the insured's issue age and the Policy's face amount at issue and duration. In addition, for Policies sold in a business situation or to a tax-qualified pension plan, current cost of insurance rates may depend on the average face amount of Policies sold to the group and on the number of lives in the group. The rates are guaranteed not to be higher than rates based on the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables"), with smoker/nonsmoker modifications. For Policies issued on juvenile insureds, the rates are guaranteed not to be higher than rates based on the 1980 CSO Tables. The rates actually used may be lower than these maximum rates, depending on NELICO's expectations regarding future mortality and expense experience, lapse (or other termination) rates and investment earnings. NELICO reviews the adequacy of its current cost of insurance rates annually and may adjust their level periodically. Any change in the current cost of insurance rates will be applied prospectively only and will be on a non-discriminatory basis. The current cost of insurance rate for a Policy is set forth in the Policy Owner's annual statement.

  For standard issues, the underwriting classes used for determining current cost of insurance rates are smoker, nonsmoker, nonsmoker preferred, nonsmoker residual and, for Policies issued on juvenile insureds (that is, insureds with an issue age of zero through 19), standard. Substandard Policies and automatic issue Policies use the same smoker and nonsmoker standard rates and, for juveniles, standard rates, but require an extra premium as part of the Policy's total scheduled premium.

  Availability of the three nonsmoker classes varies. For fully underwritten Policies with a face amount of $250,000 or more and where the insured's issue age is 20 through 75, the standard nonsmoker underwriting classes are nonsmoker preferred and nonsmoker residual. For all other underwritten Policies (including any Policy where the insured's issue age is above 75), only the nonsmoker class is used. Among these three nonsmoker classes, the nonsmoker preferred class generally offers the most favorable rates on a current basis and the nonsmoker residual class generally offers the least favorable rates on a current basis.

  Cost of insurance rates are generally more favorable for nonsmoker than for smoker insureds and generally more favorable for female than for male insureds. Within a given underwriting class, cost of insurance rates are generally more favorable for insureds with lower issue ages. Where required by state law, and for Policies sold in connection with certain employee benefit plans, cost of insurance rates (and Policy values and benefits) will not vary based on the sex of the insured.

  Currently, cost of insurance rates will be more favorable for a Policy if the face amount is at least $250,000, unless, in the case of an underwritten Policy, the insured is assigned to the nonsmoker residual class. In addition, for Policies with a face amount below $250,000 which are issued in a business situation or to a tax-qualified pension plan, current cost of insurance rates will be more favorable if either (1) the average face amount for the group is at least $250,000, where fewer than 25 persons are covered, or (2) the average face amount is at least $150,000, where 25 or more persons are covered.

  NELICO offers Policies on an automatic issue basis to certain group or sponsored arrangements. If an eligible group or sponsored arrangement purchases Policies on an automatic issue basis, the Policies will be issued up to a predetermined face amount limit, with only minimal evidence of insurability. Because only limited underwriting information is obtained, NELICO has determined that Policies issued on an automatic issue basis may present additional mortality cost to NELICO compared to underwritten Policies. NELICO will charge an additional premium for automatic issue Policies. The amount of the premium will depend on the issue age of the insured and the death benefit option chosen, and may also depend on the size of the group and the total premium to be paid by the group. Generally, the additional premium will be higher if the Policy is sold to a tax-qualified pension plan than otherwise. The additional premium will be deducted from the scheduled premium in the same manner as under a substandard risk Policy before the net scheduled premium is allocated to the Variable Account. Under automatic issue Policies, the overall charges for insurance protection, including the extra premium, will be higher than under a comparable underwritten Policy issued in a standard class. This means that an insured may be able to obtain individual, underwritten insurance coverage at a lower overall cost. The overall guaranteed maximum monthly cost of insurance charges, including the extra premium, will exceed charges based on 100% of the 1980 CSO Tables.

  Eligible group or sponsored arrangements may choose to purchase Policies on a simplified underwriting basis either as an alternative to automatic issue or for amounts of insurance which exceed NELICO's automatic issue limits, but may not choose automatic issue for some members of the group and simplified underwriting for others. Policies issued on a simplified underwriting basis will have the same cost of insurance rates and basic scheduled premiums as fully underwritten Policies. Currently NELICO does not intend to charge an additional premium for coverage issued on a simplified issue basis unless the insured is in a substandard risk class.

  CHARGES UNDER THE SPECIAL PREMIUM OPTION. If you use the Special Premium Option to skip a scheduled premium payment, NELICO will deduct from the Policy's cash value the amount of the Policy's annual administrative charge that was due with the scheduled premium, as well as any premiums due for rider benefits and substandard risk or automatic issue status. The amount deducted for all of these charges will be 91% of the amount that was due with the scheduled premium payment. (See "Special Premium Option".) These charges will be deducted from the Policy's sub-accounts in proportion to the Policy's cash value in each sub-account.

  CHARGES FOR ADDITIONAL SERVICES. NELICO reserves the right to charge Policy Owners a nominal fee, which will be billed directly to the Policy Owner, in the event that a Policy re-issue or re-dating is requested.

CHARGES AGAINST THE ELIGIBLE FUNDS AND THE SUB-ACCOUNTS OF THE VARIABLE ACCOUNT

  MORTALITY AND EXPENSE RISK CHARGE. NELICO charges the sub-accounts of the Variable Account for the mortality and expense risks that NELICO assumes. Currently, the charge is made daily at an annual rate of .60% of the sub-accounts' assets. NELICO reserves the right to increase the charge, up to a maximum annual rate of .90%. The mortality risk NELICO assumes is that insureds may live for shorter periods of time than NELICO estimated. The expense risk is that NELICO's costs of issuing and administering the Policies may be more than NELICO estimated.

  CHARGES FOR INCOME TAXES. NELICO currently makes no charge for income taxes against the Variable Account, but in the future NELICO may impose such a charge, if appropriate. (See "Charge for NELICO's Income Taxes".)

  ELIGIBLE FUND EXPENSES. Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds. (See "Investment Management".)

GROUP OR SPONSORED ARRANGEMENTS

  The Policies may be issued to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans which are tax-qualified pension plans and non-tax qualified deferred compensation plans. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of the Policies on an individual basis.

  For Policies issued in connection with group or sponsored arrangements, NELICO may waive or reduce one or more of the following charges: the sales charge, Surrender Charge, charges for the cost of insurance (including automatic issue premiums), mortality and expense risk charge, administrative, minimum death benefit guarantee, and/or federal and state premium tax charges described in "Charges and Expenses". (In addition, the interest rate credited on amounts taken from the sub-accounts as a result of a Policy loan may be increased for these Policies.) NELICO will waive or reduce these charges according to its rules in effect when the Policy application is approved. To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements. NELICO may modify from time to time both the amounts of reductions and the criteria for qualification. Reductions in or waiver of these charges will not be unfairly discriminatory against any person, including the affected Policy Owners and all other Policy Owners of Policies funded by the Variable Account.

  The United States Supreme Court has held that certain insurance policies providing values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, NELICO offers Policies that do not vary based on the sex of the insured for use in connection with certain employee benefit programs. NELICO recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.


                                    PREMIUMS

SCHEDULED PREMIUMS

  Scheduled premium payments for the Policy are generally required until the insured reaches age 100. The scheduled premium amount will depend on the Policy's face amount, the age, sex (unless unisex rates apply) and underwriting class of the insured, the premium payment schedule you select, and any rider benefit premiums.

  The underwriting classes used for setting the scheduled premium amount are smoker standard, smoker substandard, nonsmoker standard, nonsmoker substandard, automatic issue and, for juvenile insureds, standard and substandard. Scheduled premiums for substandard and automatic issue classes reflect additional premiums that are charged for Policies in those categories. Scheduled premiums are generally higher for males than for females and generally higher for smokers than for nonsmokers. Scheduled premiums are also generally higher for Policies issued on older insureds.

  Scheduled premiums can be paid on an annual, semi-annual or quarterly schedule or, with NELICO's consent, monthly. The premium payment schedule you select will affect the total amount of premium you pay in a policy year. The total premium paid is highest if you select the monthly frequency and lowest if you select the annual frequency. The payment schedule will also affect the Policy's cash value and tabular cash value and, therefore, may affect the death benefit.

  You can change your premium payment schedule at any time by sending your request for change to NELICO's Home Office. If you change to a less frequent payment schedule (e.g. from quarterly to annual), the change will go into effect on the next premium due date under the new schedule. Until then, you will continue to make payments under the old schedule; NELICO will not accept an advance payment of the remaining scheduled premiums due for the policy year under the old schedule, that is, you cannot pay the balance of any premium mode.
                                 -----------------------------------------------
If you change to a more frequent payment schedule (e.g. from annual to quarterly), the change will go into effect on the next premium due date under the original schedule. (See "Receipt of Communications and Payments at NELICO's Home Office".)

  You may make scheduled payments by check or money order. You may also choose to have NELICO withdraw your scheduled premium payments from your bank checking account or TNE Cash Management Trust account. (This service is known as the Master Service Account arrangement.)

  Scheduled premiums are due at NELICO's Home Office or a NELICO agency on or before their due dates. NELICO will allocate net scheduled premiums, after the first, to your Policy's sub-accounts on the premium due dates, not when they are received. If you use the Special Premium Option to skip a scheduled premium payment or if you miss a required scheduled premium payment, however, NELICO will withdraw from the Variable Account the net scheduled premium that it advanced, adjusted for the net investment experience of the Policy's sub-accounts since the due date. (If you do not pay a required scheduled premium, the Policy may lapse. See "Default and Lapse Options".)

  A credit will be applied to the initial scheduled premium under a Policy converted from certain term insurance that was issued by The New England, NELICO or NELICO's affiliates and also to scheduled premiums under a Policy issued to a Home Office employee of NELICO on the life of the employee, if the employee has worked for NELICO and/or The New England for at least one year.

UNSCHEDULED PAYMENTS

  Within the limits described below, you may make unscheduled payments as long as the Policy has not lapsed. NELICO may require satisfactory evidence of insurability before accepting the payment. In addition, NELICO's consent is required if, in order to satisfy tax law requirements, the payment would increase the Policy's death benefit by more than it would increase the cash value. NELICO will not accept an unscheduled payment if the Policy's scheduled premiums are being waived under a waiver of premium rider. (See "Additional Benefits by Rider".) NELICO also reserves the right to prohibit or limit the amount of unscheduled payments under a Policy covering a substandard risk insured or under an automatic issue Policy. An unscheduled payment must be at least $10 if made pursuant to the Master Service Account arrangement, and otherwise must be at least $25.

  You may ask NELICO to include on your premium notice for the policy anniversary a planned unscheduled payment amount in addition to the scheduled premium, subject to NELICO's rules. Subject to NELICO's rules, you may choose to have NELICO withdraw unscheduled payments from your bank checking account or TNE Cash Management Trust account (i.e. the Master Service Account arrangement) if you are using this facility to pay scheduled premiums under the Policy.

  If your Policy has a level term insurance rider and you are paying premiums on the annual mode or by means of the Master Service Account arrangement, you may choose to have NELICO bill you (or deduct from your bank checking account or TNE Cash Management Trust account) a single level amount (the "Annual Level Billing Option") each year that is sufficient to cover the scheduled premium due plus the increasing premium for the level term insurance rider. Under the Annual Level Billing Option, a portion of the level billing amount will be allocated to your Policy as an unscheduled payment. The amount that is allocated as an unscheduled payment will decrease each year as the cost of the level term insurance rider goes up. You may need to recalculate your Annual Level Billing Amount as the premium for the level term insurance rider increases.

  Under any of these billing options, the total of all premiums and payments made could cause the Policy to become a "modified endowment contract". You should consider the potential tax consequences before planning a series of unscheduled payments. (See "Tax Considerations".)

  NELICO will allocate an unscheduled payment to your Policy's sub-accounts as of the date the payment is received at NELICO's Home Office. (See "Receipt of Communications and Payments at NELICO's Home Office".)

  RULES FOR CREDITING PAYMENTS TO THE VARIABLE ACCOUNT. NELICO will treat payments made under the Policy in the following way. Payments accompanied by a premium notice, and payments received by NELICO during the period from 25 days before the premium due date to 31 days after the due date, whether or not accompanied by a premium notice, will be applied first to payment of the scheduled premium due, next to pay any loan interest due, and any balance will be applied as an unscheduled payment as of the date it was received. (However, any payment which is less than the amount of the scheduled premium due will be treated as an unscheduled payment.) All other payments will be treated as unscheduled payments. If the Policy lapses and you made an unscheduled payment during the grace period which was insufficient to pay the premium due, the unscheduled payment will be refunded to you.

  If you pay premiums monthly, including by means of the Master Service Account arrangement, payments will be credited as agreed by you and NELICO. Billing and crediting procedures for certain group or sponsored arrangements may differ from those used for other Policy Owners.

  If you have a policy loan, it may be more advantageous to repay the loan than to make an unscheduled payment, because the unscheduled payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges. (See "Loan Provision" and "Deductions from Premiums and Unscheduled Payments".) A payment will not be treated as repayment of a policy loan unless so designated by you.

SPECIAL PREMIUM OPTION

  When you apply for a Policy, or at a later date while the Policy is not lapsed, you may elect the Special Premium Option. This feature allows you to skip a scheduled premium payment or payments after the first policy year, under the following conditions.

  If the scheduled premium has not been paid by the end of the grace period, the Policy will not lapse if the Policy's cash value on the premium due date (before NELICO advanced the net premium due) exceeded the tabular cash value by at least the amount of the scheduled premium due, including any rider and substandard risk or automatic issue premiums due. The Special Premium Option may not be used, however, if, immediately afterward, the amount of any outstanding policy loan plus accrued interest would exceed the Policy's loan value.

  If the Special Premium Option is used, it will reduce the Policy's cash value (and loan value) because NELICO will deduct from the cash value, as of the premium due date, 91% of the portion of the annual administrative charge, and of any rider, substandard risk or automatic issue premiums, that were due. These amounts will be deducted from the Policy's sub-accounts in proportion to the Policy's cash value in each. (NELICO will also withdraw the net scheduled premium that it advanced to the Policy, adjusted for the net investment experience of the Policy's sub-accounts since the due date.)

  If you have elected both the Special Premium Option and the automatic premium loan feature, NELICO will first determine whether the Special Premium Option can be used to satisfy the premium payment before attempting to pay the premium by means of an automatic premium loan. (See "Automatic Premium Loan".)

  You may cancel the Special Premium Option and, generally, re-elect it at any time. The Special Premium Option is not available to you, however, while you are paying premiums by means of the Master Service Account arrangement.

AUTOMATIC PREMIUM LOAN

  You may elect an automatic premium loan feature. Under this feature, if you have not paid a required scheduled premium by the end of the grace period, your Policy's available loan value will be used to pay the scheduled premium to the next due date, if possible, but at least to the next quarterly due date. However, no premium loan will be made if the Policy's loan value is not adequate to pay at least a quarterly premium. Interest on the loan will be charged from the premium due date. Like other policy loans, an automatic premium loan can result in an excess policy loan. (See "Loan Provision".) An automatic premium loan will not be made if you have elected the Special Premium Option and can skip the scheduled premium payment under that option.

DEFAULT AND LAPSE OPTIONS

  If you have not paid a required scheduled premium by the due date, then the premium is in default, but the Policy provides a 31 day grace period for payment of the scheduled premium due. During the grace period insurance coverage continues under your Policy, but if the insured dies before the premium is paid, NELICO will deduct from the death proceeds the portion of the unpaid premium for the period prior to the date of death.

  For 60 days after the due date of a premium in default, NELICO will not make the usual Monthly Deductions and cost of insurance deductions from the Policy's cash value. If the premium in default is paid, these deductions will be made retroactively. If you surrender the Policy while the premium is in default, the full Monthly Deduction and a prorated cost of insurance charge will be deducted from the proceeds.

  There are three lapse options that may be available to you under your Policy. They are: Fixed Extended Term Insurance, Fixed Paid-Up Insurance and Variable Paid-Up Insurance.

  Fixed Extended Term Insurance is fixed benefit life insurance for a limited term with no further premiums due. The death benefit under this option will be the same as the amount of your Policy's death benefit on the due date of the premium in default. The term of the insurance coverage is determined by applying the Policy's NET cash value as of the due date of the premium in default (that is, the cash value reduced by any applicable Surrender Charge and by any outstanding policy loan plus accrued interest but before the Monthly Deduction and cost of insurance charge), less any partial surrenders or partial withdrawals made during the grace period. Policy loans are not available under a Policy continued as Fixed Extended Term Insurance. Fixed Extended Term Insurance is not available if your Policy is in a substandard or automatic issue class, or is used in connection with a tax-qualified pension plan.

  If Fixed Extended Term Insurance is available under your Policy, it is the lapse option which will automatically apply upon lapse unless you have elected Fixed or Variable Paid-Up Insurance. Even if you have elected Fixed Extended Term Insurance, however, if Fixed Paid-Up Insurance would provide a greater death benefit, that is the lapse option which will apply.

  Paid-Up Insurance is permanent life insurance with no further premiums due. The amount of insurance provided is determined by applying the Policy's NET cash value as of the due date of the premium in default (that is, the cash value reduced by any applicable Surrender Charge, and by any outstanding policy loan plus accrued interest but before the Monthly Deduction and cost of insurance charge), less any partial surrenders or partial withdrawals made during the grace period, as a net single premium at the current age of the insured. Loans are available under a Policy continued as Paid-Up Insurance.

  You may select a lapse option, or change your selection, by written request to NELICO's Home Office at any time up to 60 days after the due date of the premium in default. Certain conditions apply to the selection of Variable Paid-Up Insurance. (See "Variable Paid-Up Insurance" below.)

  VARIABLE PAID-UP INSURANCE. Variable Paid-Up Insurance is available as a lapse option (with NELICO's consent) if the NET cash value of your Policy as of the due date of the premium in default (that is, the cash value reduced by any applicable Surrender Charge and by any outstanding policy loan plus accrued interest but before the Monthly Deduction and cost of insurance charge) less any partial surrenders or partial withdrawals made during the grace period, is sufficient, when used as a net single premium at the insured's current age, to purchase paid-up insurance with an initial face amount at least equal to $5,000. If you have elected Variable Paid-Up Insurance and your Policy's net cash value is not adequate to purchase this minimum amount of insurance, then Fixed Paid-Up Insurance will be provided instead. Variable Paid-Up Insurance is not available under Policies in a substandard or automatic issue class unless NELICO consents.

  The death benefit under Variable Paid-Up Insurance can vary monthly and the cash value can vary daily, depending on the net investment experience of the Policy's sub-accounts (and on the interest earned on any of the Policy's cash value in the Fixed Account). The death benefit will never be less than the initial amount of the Variable Paid-Up Insurance, however, if there is no outstanding policy loan. There is no minimum guaranteed cash value for a Policy continued as Variable Paid-Up Insurance.

  The death benefit provided under Variable Paid-Up Insurance is predetermined at the end of each policy month for the following policy month. The death benefit is the greater of the initial face amount of Variable Paid-Up Insurance and the Variable Death Benefit. The Variable Death Benefit can increase or decrease at the end of each policy month, depending on how the Policy's actual investment experience for the month (plus any cost of insurance adjustment) compares to investment experience at the monthly equivalent of 4.5% per year. If the actual investment experience of the Policy's sub-accounts (and the net interest earned on any of the Policy's cash value in the Fixed Account), plus any cost of insurance adjustment, is greater than the monthly equivalent of 4.5% per year, the Variable Death Benefit will increase. If it is less, the Variable Death Benefit will decrease. The change in the Variable Death Benefit will equal this difference between the actual return (plus any cost of insurance adjustment) and the assumed return, divided by the net single premium per dollar of death benefit at the current age of the insured. The cost of insurance adjustment reflects any difference between the actual and the guaranteed maximum cost of insurance charges under the Policy. Thus, changes in the Variable Death Benefit will depend on the age, sex (unless the Policy is unisex) and underwriting class of the insured as well as on net investment experience.

  Although the death benefit provided by Variable Paid-Up Insurance will not be less than the initial amount of insurance under the option regardless of investment experience, the Variable Death Benefit can be higher or lower than the initial amount. Changes in the Variable Death Benefit are carried forward to succeeding policy months, so that if investment experience has reduced the Variable Death Benefit below the initial amount of Variable Paid-Up Insurance, subsequent favorable investment experience must first restore the Variable Death Benefit to the initial amount before it can cause the Variable Death Benefit to exceed the initial amount of Variable Paid-Up Insurance.

  The initial cash value of a Policy continued as Variable Paid-Up Insurance is its NET cash value as of the due date of the premium in default, reduced by any partial surrenders or partial withdrawals made during the grace period. Thereafter, the cash value is determined in the same manner as it is prior to lapse, except that the charge for the cost of insurance is deducted at the end of the policy month rather than at the beginning, and there is no Monthly Deduction. Since there are no Monthly Deductions, generally the cost of insurance rates actually charged under a Policy continued as Variable Paid-Up Insurance are somewhat higher than they are under the Policy prior to lapse. Cost of insurance rates under a Policy continued as Variable Paid-Up Insurance depend on the insured's underwriting class, attained age and sex (if the Policy is sex-based).

  No partial withdrawals, premium payments or unscheduled payments may be made under a Policy continued as Variable Paid-Up Insurance. You may surrender the Policy for its net cash value, which is its cash value reduced by any outstanding loan (and accrued interest) and by a pro rated charge for the cost of insurance, if the surrender occurs on a day other than the last day of the policy month. The amount available for a policy loan under a Policy continued as Variable Paid-Up Insurance is determined in the same way as prior to lapse. An excess policy loan may cause a Policy continued as Variable Paid-Up Insurance to lapse. (See "Loan Provision".) You may transfer the cash value of a Variable Paid-Up Insurance Policy among the sub-accounts up to four times in a policy year without NELICO's consent. NELICO currently allows 12 sub-account transfers per policy year.

  REINSTATEMENT. If your Policy has lapsed, it may be reinstated within 7 years after the date of default. If more than 7 years have passed, or if you have surrendered the Policy, NELICO's consent is required to reinstate. Reinstatement in all cases is subject to payment of certain charges described in the Policy and generally will require evidence of insurability that is satisfactory to NELICO.

                             OTHER POLICY FEATURES

LOAN PROVISION

  You may borrow all or part of the Policy's "loan value" once 15 days have passed since the date NELICO mailed the confirmation of the first premium. NELICO will make the loan as of the date when a loan request is received at NELICO's Home Office. (See "Receipt of Communications and Payments at NELICO's Home Office".) You should contact NELICO's Home Office or a NELICO agent for information regarding the procedures to follow for requesting a loan. Policy loans are not available under a Policy continued as Fixed Extended Term Insurance.

  The Policy's loan value is equal to 90% of the Policy's cash value, projected at a 4.5% annual rate to the next policy anniversary (or to the next premium due date, if earlier); less the Surrender Charge on the next loan interest due date or, if greater, on the date the loan was made; and discounted at the loan interest rate (6%). If required by state law, the Policy's loan value may be a greater percentage of the cash value, as described in your Policy. The amount of loan value available to be borrowed at any time is reduced by the amount of any outstanding policy loan plus accrued interest.

  The example below illustrates how the loan value is determined.

-----------------------------------------------------------------------------

  EXAMPLE: Using the Policy illustrated on page A- assume that the Policy's premiums have been paid when due and that the Policy's sub-accounts have earned a constant 6% hypothetical gross annual rate of return (equal to a constant net annual rate of return of 4.55%). After the premium payment on the 10th policy anniversary, the maximum amount that could be borrowed would be determined as follows under (i) an annual premium payment schedule and (ii) a quarterly premium payment schedule:



                                                           ANNUAL    QUARTERLY
                                                           -------  -----------
(1)  Cash Value after Premium Payment on 10th Policy
      Anniversary  . . . . . . . . . . . . . . . . . . .
(2)  Cash Value Projected at a Constant Annual Rate of
      Return of 4.5% to the
      (a) 11th Policy Anniversary  . . . . . . . . . . .
      (b) Next Premium Due Date  . . . . . . . . . . . .
(3)  90% of Amount Calculated in (2) . . . . . . . . . .
(4)  Amount Calculated in (3), Reduced by the Applicable
      Surrender Charge . . . . . . . . . . . . . . . . .
(5)  Amount Calculated in (4), Discounted at an Annual
      Rate of 6% Back to the 10th Policy Anniversary . .



-----------------------------------------------------------------------------

  A policy loan reduces the Policy's cash value in the sub-accounts by the amount of the loan. A loan repayment increases the cash value in the sub-accounts by the amount of the repayment. Unless you request otherwise, policy loans and loan repayments are attributed to the sub-accounts in proportion to the cash value in each.

  The interest rate charged on policy loans is an effective rate of 6% per year (using simple interest during the year) and is due on the policy anniversary. If not paid, the interest accrued on the loan is added to the loan, and an amount equal to the unpaid interest is deducted from the Policy's cash value in the sub-accounts. The amount taken from the Policy's sub-accounts as a result of the loan will earn interest (compounded daily) at an effective rate of not less than 4.5% per year. The rate currently credited is 4.75% per year. This interest earned is credited to the Policy's sub-accounts annually, in proportion to the cash value in each.

  The amount taken from the Policy's sub-accounts as a result of a loan does not participate in the investment experience of the sub-accounts. Therefore, the death benefit and cash value of the Policy can be permanently affected by a policy loan, even if it is repaid. In addition, any proceeds payable under a Policy are reduced by the amount of any outstanding loan plus accrued interest.

  If a Policy loan is outstanding, it may be more advantageous to repay the loan than to make an unscheduled payment, because the unscheduled payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums and Unscheduled Payments".)

  If policy loans plus accrued interest exceed the Policy's cash value less the Surrender Charge on the next policy loan interest due date (or, if greater, on the date the calculation is made), NELICO will notify you that the Policy is going to terminate. (This situation is referred to as an "excess policy loan". NELICO tests for an excess Policy loan on each monthly processing date and any time a loan-related transaction is made.) The Policy will terminate without value 31 days after the notice is mailed unless the excess amount is paid to NELICO within that time. (See "Default and Lapse Options".) If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

  Department of Labor ("DOL") regulations set forth requirements for participant loans under retirement plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, the DOL regulations will apply to plans that qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). If the retirement plan is subject to ERISA, the plan fiduciary authorized to oversee/direct the plan loan program must fulfill the requirements of the regulations including charging a "commercially reasonable" rate of interest. The policy loan interest rate may not be considered "commercially reasonable" within the meaning of the DOL regulations. In addition, the DOL regulations require that a plan loan be adequately secured but provide that not more than 50% of the participant's vested account balance (including the Policy cash value) be used as security for the loan. The DOL regulations and applicable tax law may also contain other requirements for plan loans. Therefore, plan loan provisions may differ from Policy loan provisions. If you are a participant in a retirement plan subject to ERISA, you should consult with the fiduciary administering the plan loan program. Failure of the plan loan program to comply with the requirements of the DOL regulations and of tax law may result in tax penalties under the Code and under ERISA.

SURRENDER

  You may surrender a Policy for its net cash value at any time while the insured is living by a signed written request conforming to NELICO's administrative procedures. The net cash value of the surrendered Policy will be determined as of the date when a surrender request is received at NELICO's Home Office. The net cash value equals the cash value reduced by any policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge".) You may elect in writing to have all or part of the net cash value applied to a payment option. (See "Payment Options".) A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

PARTIAL SURRENDER AND PARTIAL WITHDRAWAL

  You may make a partial surrender of the Policy to receive a portion of its net cash value. A partial surrender will cause a proportionate reduction in the Policy's face amount, tabular cash value, death benefit and basic scheduled premium. No partial surrender may reduce the face amount below the Policy's required minimum except with NELICO's consent.

  Any Surrender Charge that applies to a partial surrender will be deducted from the Policy's cash value in an amount proportional to the amount of the Policy's face amount surrendered. The Surrender Charge applied will reduce any remaining Surrender Charge under your Policy.

  If your Policy has the Option 2 death benefit, you may make a partial withdrawal of the amount by which the Policy's cash value exceeds its tabular cash value. If there is a policy loan outstanding, the amount of the partial withdrawal will also be limited to prevent the policy loan plus accrued interest from exceeding the Policy's loan value. (See "Loan Provision".) A partial withdrawal will reduce the Policy's Option 2 death benefit and cash value but will not affect its face amount or scheduled premium level. No Surrender Charge will apply.

-----------------------------------------------------------------------------

  EXAMPLE: Using the Policy illustrated on page A- , assume that the Policy's premiums have been paid when due and that the Policy's sub-accounts have earned constant hypothetical gross annual rates of return of 0%, 6% and 12%. These hypothetical rates are illustrative only and may not reflect the rates of return you would realize under the Policy. Before the premium payment on the 20th policy anniversary, the maximum amount that can be withdrawn is as follows:



                             AT HYPOTHETICAL  AT HYPOTHETICAL   AT HYPOTHETICAL
                                0% RETURN        6% RETURN        12% RETURN
                             ---------------  ---------------  -----------------
(1)  Cash Value at the 20th
      anniversary, before
      premium payment  . .
(2)  Tabular Cash Value  .
(3)  Maximum Withdrawal =
      (1) - (2)  . . . . .



  The death benefit immediately after the withdrawal is temporarily reduced to the initial face amount. However, the death benefit will increase above the face amount if the cash value exceeds the tabular value after the premium payment due on the 20th policy anniversary is paid and monthly charges are deducted.

-----------------------------------------------------------------------------

  If you have a Policy with the Option 2 death benefit and you request a portion of the cash value, unless you specify that you wish a partial surrender only, the request will be treated as a partial withdrawal first. Any portion of the cash value requested that cannot be provided by means of a partial withdrawal will be supplied by means of a partial surrender. In this way your Surrender Charge costs will be minimized.

  If you have a Policy with the Option 1 death benefit, you may make a partial withdrawal only if the death benefit has increased above the face amount to satisfy tax law requirements. The amount you may withdraw is limited to the cash value, less the face amount multiplied by the net single premium per $1 of death benefit at the insured's current age. If there is a policy loan outstanding, the partial withdrawal will also be limited to prevent the policy loan plus accrued interest from exceeding the Policy's loan value. (See "Loan Provision".) A partial withdrawal under a Policy with the Option 1 death benefit will reduce the Policy's death benefit (but not below the face amount) and cash value but will not reduce its face amount or affect its scheduled premium level. A partial withdrawal under a Policy with the Option 1 death benefit will always reduce the death benefit by more than the cash value is reduced. No Surrender Charge will apply.

-----------------------------------------------------------------------------


  EXAMPLE: Using the Policy with   face amount illustrated on page A- assume
that the Policy's premiums have been paid when due and that the Policy's sub-accounts have earned constant hypothetical gross annual rates of return of 0%, 6% and 12%. These hypothetical rates are illustrative only and may not reflect the rates of return you would realize under the policy. The amount available for withdrawal is calculated as of the 20th policy anniversary.

  At the hypothetical 0% and 6% returns, no portion of the cash value may be withdrawn.

  At the hypothetical 12% return, before the premium payment on the 20th policy anniversary, the maximum amount that can be withdrawn is as follows:



   (1)  Cash Value at the 20th anniversary, before premium payment      $
   (2)  Net Single Premium per $1 at age 55  . . . . . . . . . . .
   (3)  Face Amount X .4068241212  . . . . . . . . . . . . . . . .      $
   (4)  Maximum Withdrawal = (1) - (3) . . . . . . . . . . . . . .      $



  The death benefit immediately after the withdrawal is temporarily reduced to the initial face amount. However, the premium payment due on the 20th policy anniversary increases the death benefit above the face amount in order to satisfy Federal tax law requirements.
-----------------------------------------------------------------------------

  The total number of partial surrenders and partial withdrawals you may make in one policy year is limited to four, unless NELICO consents to more. You should be aware that amounts withdrawn may not be reinvested in the Policy except as scheduled premiums or unscheduled payments, which are subject to the charges described under "Deductions From Premiums and Unscheduled Payments".

  A partial withdrawal or partial surrender will reduce the Policy's cash value in the sub-accounts in proportion to the amount of cash value in each, unless you request otherwise. The amount of net cash value paid upon partial surrender or partial withdrawal will be determined as of the date when a request conforming to NELICO's administrative procedures is received at NELICO's Home Office. NELICO's administrative procedures can be determined by contacting a NELICO agent or the Home Office.

  A death benefit reduction may cause a Policy to become a "modified endowment contract". If you are contemplating a partial surrender or partial withdrawal, you should consult your tax advisor regarding the tax consequences of the transaction. (See "Tax Considerations".)

REDUCTION IN FACE AMOUNT

  The Policies offer a feature (in states where it has been approved by the State insurance department) that allows you to reduce the face amount of your Policy without receiving a distribution of any of the Policy's cash value. (This feature differs from a partial surrender in that a partial surrender causes part of the Policy's cash value to be distributed to you.)

  If you decrease the face amount of your Policy, the premiums and tabular cash value will also be decreased. Your Policy's actual cash value will not be reduced except by the amount of any applicable Surrender Charge. Generally, the Policy's death benefit will be decreased. However, if the death benefit at the time you elect a face amount reduction is being determined by dividing the cash value by the net single premium per dollar of death benefit, the death benefit will not be decreased unless a Surrender Charge was deducted from the cash value in connection with the face amount reduction. Any rider benefits attached to the Policy may also have to be decreased. The face amount remaining after a reduction will have to meet NELICO's minimum face amount requirements for issue, except with NELICO's consent.

  A face amount reduction will take effect as of the date when NELICO has received a request at its Home Office meeting NELICO's administrative requirements. You can determine NELICO's administrative requirements by contacting a NELICO agent or the Home Office.

  A death benefit reduction may cause a Policy to become a "modified endowment contract". (See "Tax Considerations".)

ACCELERATION OF DEATH BENEFIT RIDER

  NELICO may offer in the future a rider benefit that will allow you to receive an accelerated payment of your Policy's death benefit. This advance payment of the death benefit will be available where certain special circumstances exist, as described briefly below. The right to exercise the rider will be subject to certain conditions contained in the rider.

  NELICO WILL MAKE THE ACCELERATED BENEFITS RIDER AVAILABLE TO YOU ONLY IF: (1)
  -----------------------------------------------------------------------------
YOUR STATE INSURANCE DEPARTMENT HAS APPROVED THE RIDER, AND (2) THE RIDER WILL
------------------------------------------------------------------------------
MEET THE DEFINITION OF AN ACCELERATED DEATH BENEFIT FOR FEDERAL INCOME TAX
--------------------------------------------------------------------------
PURPOSES AND (3) THE AVAILABILITY OF THE RIDER WILL NOT JEOPARDIZE THE
----------------------------------------------------------------------
QUALIFICATION OF THE POLICY AS LIFE INSURANCE UNDER FEDERAL INCOME TAX LAW.
---------------------------------------------------------------------------

  If the accelerated benefits rider is offered, it is expected to provide that if the insured is diagnosed as terminally ill, as defined in the rider and by the Internal Revenue Code, you may request an accelerated payment of the Policy's death benefit. The payment may be subject to discounting and charges. Payment will be subject to evidence satisfactory to NELICO.

INVESTMENT OPTIONS

  You may allocate your Policy's scheduled premiums and unscheduled payments among the sub-accounts of the Variable Account in any combination. A minimum of 10% of the premium or payment must be allocated to each sub-account selected. Percentages allocated must be in whole numbers. Your Policy's cash value may be distributed among no more than ten accounts (including the Fixed Account) at any one time.

  You will make the initial allocation when you apply for a Policy. You may change the allocation of future premiums and payments at any time thereafter. The change will be effective for scheduled premiums due and unscheduled payments applied after the date when NELICO receives your request. You may request the change by telephone or by written request in a form satisfactory to NELICO. (See "Receipt of Communications and Payments at NELICO's Home Office.")

  See "Transfer Option" below for information on how to request a transfer or reallocation by telephone.

TRANSFER OPTION

  Once 15 days have passed since the date NELICO mailed the confirmation of the first premium, you may transfer your Policy's cash value between sub-accounts up to four times in a policy year without NELICO's consent. NELICO currently allows 12 sub-account transfers per policy year. All sub-account transfer requests made at the same time will be treated as a single request. The transfer will be effective as of the date when NELICO receives the transfer request at its Home Office. (See "Receipt of Communications and Payments at NELICO's Home Office".) For special rules regarding transfers involving the Fixed Account, see "The Fixed Account". Your Policy's cash value may be distributed among no more than ten accounts (including the Fixed Account) at any one time.

  You may request a sub-account transfer or reallocation of future premiums by written request (which may be telecopied) to NELICO's Home Office or by telephoning NELICO. To request a transfer or reallocation by telephone, you should contact your registered representative or contact NELICO at 1-800-200-2214. Requests for transfers (up to NELICO's current limit per policy year) or reallocations by telephone will be automatically permitted. NELICO will use reasonable procedures such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by NELICO to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If NELICO does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any losses due to unauthorized or fraudulent instructions.

SUBSTITUTION OF INSURED PERSON

  Subject to state insurance department approval, NELICO offers a rider benefit under certain Policies that will allow you to substitute the insured person under your Policy, if you provide satisfactory evidence that the person proposed to be insured is insurable. The right to substitute the insured person is subject to certain restrictions and may also result in a cost or credit to you. This rider may not be approved in every state and therefore may not be available in every state. Your NELICO agent can provide current information on the availability of the rider. Since substituting the insured person may be a taxable event, you should consult your tax advisor before substituting the insured person under your Policy.

PAYMENT OF PROCEEDS

  NELICO will ordinarily pay any net cash value, loan value or death benefit proceeds from the sub-accounts within seven days after receipt at the Home Office of a request, or proof of death of the insured, in a form satisfactory to NELICO. (See "Receipt of Communications and Payments at NELICO's Home Office".) However, NELICO may delay payment or transfers from the sub-accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that a state of emergency exists that makes payments or sub-account transfers impractical, or (iii) at any other time when the Eligible Funds or the Variable Account have the legal right to suspend payment. NELICO may withhold payment of surrender or loan proceeds to the extent that those proceeds are derived from a Policy Owner's check, or from a Master Service Account premium transaction, which has not yet cleared. In those cases, NELICO will process the surrender or loan to the extent of policy values for which the Policy Owner has made full payment. The balance of the surrender or loan proceeds will be paid when the Policy Owner's check, or the Master Service Account premium transaction, has cleared. NELICO may also delay payment if it considers whether to contest the Policy. NELICO will pay interest on the death benefit proceeds from the date they become payable to the date they are paid in one sum or, if a payment option was selected, to the effective date of the option. (See "Payment Options".)

  Death benefit proceeds may be paid pursuant to NELICO's Access Plus program. If the Access Plus program is elected, an Access Plus account will be established at State Street Bank & Trust Company at the time that death benefit proceeds are payable. The Access Plus account provides convenient access to proceeds, which are maintained in MetLife's general account, through checkbook privileges with State Street. A beneficiary may elect to have death benefit proceeds paid through the Access Plus program at any time prior to the payment of death benefit proceeds.

  Payments of net cash value, or of any loan value available, under a fixed-benefit lapse option or from cash value in the Fixed Account will normally be paid promptly. However, NELICO has the right to delay such payments for up to six months from the date of the request. NELICO will pay interest in accordance with state insurance law requirements on payments that are delayed.

EXCHANGE OF POLICY DURING FIRST 24 MONTHS

  During the first 24 months after the issue date of the Policy, if the Policy has not lapsed, you may exchange it for a fixed-benefit life insurance policy issued by NELICO. The new policy will be issued on any plan of whole life or endowment insurance with a level face amount issued by NELICO on the Policy Date. If you exercise this option, you will have to make up any investment loss you had under the variable life insurance policy.

  The exchange will be made without evidence of insurability. The new policy will have the same face amount, policy date, issue age and risk classification for the insured as the variable life Policy had. For Policies issued in New York, you have the option of exchanging for a new, fixed-benefit policy with a face amount equal to the current death benefit of the exchanged Variable Life Policy. Premiums for the new policy will be based on the premium rates for comparable fixed-benefit life insurance policies issued by NELICO which were in effect on the Policy Date of the original Policy. Any riders to the original Policy will be attached to the new policy if they are available. If NELICO does not have a policy available for an exchange, the new policy will be issued by MetLife.

  The exchange will be effective on the date when NELICO receives written notice at its Home Office in a form satisfactory to NELICO, the Policy and payment to NELICO of any cost to exchange. (See "Receipt of Communications and Payments at NELICO's Home Office".) The cost to exchange will reflect any differences in premiums and cash values between the two policies. Any policy loan outstanding must be repaid on or before the effective date of the exchange.

  For a Policy issued in connection with certain group or sponsored arrangements, you may (if approved in your state) have the additional option of exchanging at any time during the first 36 months after the Policy's issue date, if the Policy has not lapsed, to a fixed-benefit term life insurance policy issued by NELICO or an affiliate. The terms and conditions applicable to the 24 month exchange option will also be applicable to this option. If your Policy has this feature, upon surrender of the Policy in the first 36 months, you will receive the greater of the Policy's net cash value and the value which you would receive upon exercise of the exchange to term insurance option.

PAYMENT OPTIONS

  The Policy's death benefit and net cash value will be paid in one sum, unless the Policy Owner or payee chooses to put all or part of the proceeds under a payment option. You can choose a combination of payment options. The selection of a payment option and the naming of a payee must be in written form satisfactory to NELICO. You can make, change or revoke the selection before the death of the insured. The payment options available are fixed benefit options only; therefore, proceeds applied to an option will no longer be affected by the investment experience of the Variable Account. The guaranteed mortality assumptions used in determining payment levels under the options will not vary based on sex. (For Policies issued in New York and Oregon, however, and which are not issued for use in connection with certain employee benefit plans and fringe benefit programs, the mortality assumptions will vary based on sex. See "Group or Sponsored Arrangements".) Once payments under an option begin, withdrawal rights may be restricted.

  The following payment options are available:

  (i) INCOME FOR A SPECIFIED NUMBER OF YEARS. Proceeds are paid in equal monthly installments for up to 30 years, with interest at a rate not less than 3.5% a year, compounded yearly. Additional interest paid by NEVLICO for any year will be added to the monthly payments for that year.

  (ii) LIFE INCOME. Proceeds are paid in equal monthly installments (i) during the life of the payee, (ii) for the longer of the life of the payee or 10 years, or (iii) for the longer of the life of the payee or 20 years.

  (iii) LIFE INCOME WITH REFUND. Proceeds are paid in equal monthly installments during the life of the payee. At the payee's death, any unpaid proceeds remaining are paid either in one sum or in equal monthly installments until the total proceeds have been paid.

  (iv) INTEREST. Proceeds are held for the life of the payee or another agreed upon period. Interest of at least 3.5% a year is paid monthly or added to the principal annually. At the death of the payee, or at the end of the period agreed to, the balance of principal and any interest will be paid in one sum.

  (v) SPECIFIED AMOUNT OF INCOME. Proceeds plus accrued interest of at least 3.5% a year are paid in an amount and at a frequency elected until total proceeds have been paid. Any amounts unpaid at the death of the payee will be paid in one sum.

  (vi) LIFE INCOME FOR TWO LIVES. Proceeds will be paid in equal monthly installments (i) while either of two payees is living, (ii) for the longer of the surviving payee or 10 years, or (iii) while the two payees are living and, after the death of one payee, two-thirds of the monthly amount for the life of the surviving payee will be paid.

  NELICO's consent to use of an option is required if the installment payments would be less than $20.

ADDITIONAL BENEFITS BY RIDER

  A Policy can include additional benefits provided by rider to the Policy, subject to NELICO's underwriting and issuance standards. These additional benefits usually require an additional premium. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

  There may be circumstances in which it will be to your economic advantage to include a significant portion or percentage of your insurance coverage under a term rider. In many other circumstances, it may be in your interest to obtain a Policy without term rider coverage. These circumstances depend on many factors, including the premium levels and amount and duration of coverage you choose, as well as the age, sex and risk classification of the insured.

  Reductions in or elimination of term rider coverage does not trigger the imposition of a surrender charge, and use of a term rider generally reduces sales compensation. Your NELICO agent can provide you more information on the uses of term rider coverage.

     LEVEL TERM INSURANCE, which provides term insurance;

     ACCIDENTAL DEATH BENEFIT, which provides additional insurance if death results from accidental bodily injury;

     OPTION TO PURCHASE ADDITIONAL LIFE INSURANCE, which provides the right to purchase additional insurance on the life of the insured at certain times, without proof of insurability;

     GUARANTEED INCOME BENEFIT RIDER, which provides a monthly income payment (subject to a $1,000 maximum) directly to the Policy Owner in the event of the total disability of the insured. The Policy Owner must also purchase the Waiver of Scheduled Premiums--Disability of Insured Rider in order to purchase this rider. (NELICO plans to make this rider available in the future. Availability of the rider is also subject to state insurance department approval.)

     WAIVER OF SCHEDULED PREMIUMS-DISABILITY OF INSURED, which provides for waiver of scheduled premiums for the total disability of the insured;

     WAIVER OF SCHEDULED PREMIUMS-DISABILITY OF APPLICANT, which provides for waiver of scheduled premiums for the total disability of the applicant;

     WAIVER OF SCHEDULED PREMIUMS-DEATH OF APPLICANT, which provides for waiver of scheduled premiums for a limited period upon the death of the applicant;

     WAIVER OF SCHEDULED PREMIUMS-DEATH OR DISABILITY OF APPLICANT, which provides for waiver of scheduled premiums for a limited period upon the death or disability of the applicant;

     TEMPORARY TERM INSURANCE, which provides for term insurance from the date of issue to the Policy Date;

     CHILDREN'S INSURANCE, which provides for insurance on the life of the insured's children for a defined period.

  Certain riders are available only for sex based Policies. Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your agent regarding the availability of particular riders.

POLICY OWNER AND BENEFICIARY

  The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate when the insured dies.

  The beneficiary is also named in the application. The beneficiary of the Policy may be changed at any time before the death of the insured. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, the proceeds will be paid to the Policy Owner.

  A change of Policy Owner or beneficiary must be in written form satisfactory to NELICO and must be dated and signed by the Policy Owner making the change. The change will be subject to all payments made and actions taken by NELICO under the Policy before the signed change form is received by NELICO at its Home Office.

  You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments will be subject to all payments made and actions taken by NELICO under the Policy before a signed copy of the assignment form is received at NELICO's Home Office. NELICO will not be responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)


                              THE VARIABLE ACCOUNT

  The Variable Account was established as a separate investment account of NELICO on January 31, 1983 under Delaware law and became subject to Massachusetts law when NELICO changed its domicile to Massachusetts on August 30, 1996. The Variable Account is the funding vehicle for other NELICO variable life insurance policies in addition to the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Both NELICO and the Variable Account are subject to regulation by the Massachusetts Insurance Commissioner and to the insurance laws and regulations in every jurisdiction where the Policies are sold.

  Although the assets of the Variable Account are owned by NELICO, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business NELICO may conduct. NELICO believes this means that the assets of the Variable Account equal to the reserves and other liabilities of the Variable Account are not available to meet the claims of NELICO's general creditors, and may only be used to support the cash values under its variable life insurance policies issued by the Variable Account. But NELICO may transfer to its general account assets which exceed the reserves and other liabilities of the Variable Account. Before making any such transfer, NELICO will consider any possible adverse impact the transfer might have on the Variable Account.

  Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of NELICO's other income or capital gains and losses.

INVESTMENTS OF THE VARIABLE ACCOUNT

  The Variable Account currently has 16 sub-accounts, each of which invests in a series of an Eligible Fund. The sub-accounts of the Variable Account are:

  -- The Zenith Money Market Sub-Account, which invests in the Back Bay Advisors
     Money Market Series of the Zenith Fund

  -- The Zenith Bond Income Sub-Account, which invests in the Back Bay Advisors
     Bond Income Series of the Zenith Fund

  -- The Zenith Capital Growth Sub-Account, which invests in the Capital Growth
     Series of the Zenith Fund

  -- The Zenith Stock Index Sub-Account, which invests in the Westpeak Stock
     Index Series of the Zenith Fund

  -- The Zenith Managed Sub-Account, which invests in the Back Bay Advisors
     Managed Series of the Zenith Fund

  -- The Zenith Growth and Income Sub-Account, which invests in the Westpeak
     Growth and Income Series of the Zenith Fund

  -- The Zenith Avanti Growth Sub-Account, which invests in the Loomis Sayles
     Avanti Growth Series of the Zenith Fund

  -- The Zenith Small Cap Sub-Account, which invests in the Loomis Sayles Small
     Cap Series of the Zenith Fund

  -- The Equity-Income Sub-Account, which invests in the Equity-Income Portfolio of the VIP Fund

  -- The Overseas Sub-Account, which invests in the Overseas Portfolio of the VIP Fund

  -- The High Income Sub-Account, which invests in the High Income Portfolio of the VIP Fund

  -- The Asset Manager Sub-Account, which invests in the Asset Manager Portfolio of VIP Fund II

  -- The Zenith Equity Growth Sub-Account, which invests in the Alger Equity
     Growth Series of the Zenith Fund

  -- The Zenith Balanced Sub-Account, which invests in the Loomis Sayles
     Balanced Series of the Zenith Fund

  -- The Zenith Venture Value Sub-Account, which invests in the Davis Venture
     Value Series of the Zenith Fund

  -- The Zenith International Equity Sub-Account, which invests in the Draycott
     International Equity Series of the Zenith Fund

  The Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund. The Zenith Fund was established as an investment vehicle for separate investment accounts of NELICO and of other life insurance companies. Currently the Zenith Fund is the funding vehicle for the Variable Account and for separate accounts of MetLife and NELICO that issue variable annuity contracts.

  The VIP Fund and VIP Fund II are open-end, diversified management investment companies (mutual funds) that serve as the investment vehicles for variable life insurance and variable annuity separate accounts of various insurance companies. The VIP Fund and VIP Fund II were organized by Fidelity Management & Research Company.

  Shares of the Eligible Funds are purchased and sold by the Variable Account at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

  The investment objectives of the Eligible Funds' portfolios are described briefly below. There is, of course, no assurance that these objectives will be met. A full description of the Eligible Funds, including their investment objectives and policies, expenses, and the risks of investing in the Eligible Funds, is contained in the attached Eligible Fund prospectuses, as well as in the Zenith Fund's Statement of Additional Information, which is referenced in the Zenith Fund prospectus, and in the Statement of Additional Information for the VIP Fund and VIP Fund II, which is referenced in those Funds' prospectus.

  The Zenith Back Bay Advisors Money Market Series' investment objective is the highest possible level of current income consistent with preservation of capital through investment in a managed portfolio of high quality money market instruments. Money market funds are neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Series will maintain a stable net asset value of $100 per share.

  The Zenith Back Bay Advisors Bond Income Series' investment objective is to provide a high level of current income consistent with protection of capital and moderate investment risk through investment primarily in U.S. Government and corporate bonds.

  The Zenith Capital Growth Series' investment objective is long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the U.S. economy.

  The Zenith Westpeak Stock Index Series' investment objective is to provide investment results that correspond to the composite price and yield performance of United States publicly traded common stocks. The Series currently seeks to achieve its objective by attempting to duplicate the composite price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

  The Zenith Back Bay Advisors Managed Series' investment objective is to provide a favorable total investment return through investment in a diversified portfolio of common stocks and fixed income securities.

  The Zenith Westpeak Growth and Income Series' investment objective is long-term total return (capital appreciation and dividend income) through investment in equity securities. Emphasis will be given to both undervalued securities ("value" style) and securities of companies with growth potential ("growth" style).

  The Zenith Loomis Sayles Avanti Growth Series' investment objective is long-term growth of capital. The Series normally will invest primarily in equity securities of companies with medium and large capitalization (capitalization of $1 billion to $5 billion and over $5 billion, respectively) but will also invest a portion of its assets in equity securities of companies with relatively small market capitalization (under $1 billion).

  The Zenith Loomis Sayles Small Cap Series' investment objective is long-term capital growth from investments in common stocks or their equivalent. The Series invests primarily in stocks of small cap companies with good earnings growth potential that Loomis Sayles believes are undervalued by the market. Typically, such companies have market capitalization of less than $1 billion, have better than average growth rates at below average price/earnings ratios, and have strong balance sheets and cash flows.

  The Zenith Loomis Sayles Balanced Series' investment objective is reasonable long-term investment return from a combination of long-term capital appreciation and moderate current income. The Series is "flexibly managed" in that sometimes it invests more heavily in equity securities and at other times it invests more heavily in fixed-income securities. The Series invests at least 25% of its assets in fixed income senior securities and, under normal market conditions, more than 50% of its assets in common stocks.

  The Zenith Draycott International Equity Series' investment objective is to seek total return from long-term growth of capital and dividend income, primarily through investment in international equity securities. Normally the series will invest at least 65% of its total assets in equity securities of issuers headquartered outside the U.S., and substantially all of its assets (other than cash and short-term investments) in such equity securities or equity securities of issuers that derive a substantial part of their revenues or profits from countries outside of the U.S.

  The Zenith Davis Venture Value Series' investment objective is growth of capital. The Series will primarily invest in domestic common stocks that the Series' subadviser believes have capital growth potential due to factors such as undervalued assets or earnings potential, product development and demand, favorable operating ratios, resources for expansion, management abilities, reasonableness of market price, and favorable overall business prospects. The Series will generally invest predominantly in equity securities of companies with market capitalizations of at least $250 million.

  The Zenith Alger Equity Growth Series' investment objective is to seek long-term capital appreciation. The Series' assets will be invested primarily in a diversified, actively managed portfolio of equity securities, primarily of companies having a total market capitalization of $1 billion or greater.

  The VIP Fund Equity-Income Portfolio's investment objective is to seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Equity-Income Portfolio will also consider the potential for capital appreciation.

  The VIP Fund Overseas Portfolio's investment objective is long-term growth of capital primarily through investments in foreign securities.

  The VIP Fund High Income Portfolio's investment objective is to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital.

High-yielding, lower-rated debt securities present higher risks of untimely interest and principal payments, default and price volatility than higher-rated securities, and may present problems of liquidity and valuation.

  The VIP Fund II Asset Manager Portfolio's investment objective is to seek high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

  The basic objective of the Policy is to provide benefits which increase in value when the investment experience of the Policy's sub-accounts is favorable. Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Zenith Capital Growth, Zenith Avanti Growth, Zenith Equity Growth, Zenith Venture Value, Zenith Growth and Income, Zenith Stock Index, Zenith International Equity or Zenith Small Cap Sub-Accounts, or the Equity-Income or Overseas Sub-Accounts, or some combination of these sub-accounts, may, therefore, be a more desirable selection for Policy Owners who are willing to accept such risks of short term fluctuations in value. For a demonstration of certain of these market trends, see Appendix C: Long Term Market Trends. Historically, the investment performance of "small cap" stocks over the long term has generally been superior to stocks of large capitalization companies, although "small cap" stocks have been substantially more volatile. Historically, having a small percentage of a portfolio invested in overseas stocks and the rest in domestic stocks has produced a portfolio that has less, although still substantial, volatility than a completely domestic portfolio. Equity investors should recognize that overseas and "small cap" funds traditionally involve more risk than most domestic stock funds.

  The performance of the various financial markets over shorter periods of time has sometimes differed from their long term historical results. Short term interest rates were very high in the late 1970's and early 1980's, but are now lower. Long term bond values continue to fluctuate, and common stock prices, which have risen substantially at times, have also had periods of volatility. Policy Owners who seek somewhat greater protection against loss of principal in the short term than that afforded by a stock fund may prefer the High Income Sub-Account or the Zenith Bond Income Sub-Account. However, because the High Income Portfolio invests in higher yielding, lower rated and unrated fixed income securities (including bonds commonly referred to as "junk" bonds), it has a higher degree of risk associated with it relative to more conservative fixed income funds. Those who seek even greater safety of principal may select the Zenith Money Market Sub-Account, although it is subject to possible rapid changes in short term interest rates. Those who primarily seek safety of principal should consider fixed life insurance as an alternative to variable life insurance.

  NELICO guarantees the principal invested in the Fixed Account, although this guarantee is subject to NELICO's claims paying ability.

  You may wish to consider diversifying your investments by allocating the Policy's cash value among two or more sub-accounts.

  Policy Owners may also diversify by selecting the Zenith Managed Sub-Account, Zenith Balanced Sub-Account or the Asset Manager Sub-Account, since each generally invests its assets at most times in a combination of bonds, stocks and short term instruments, in varying proportions depending upon the investment adviser's evaluation of the economy and financial markets. The Asset Manager Portfolio has the ability to invest its stock portfolio more aggressively than the Back Bay Advisors Managed Series. You may also wish to diversify your cash value by country. The Overseas Sub-Account and Zenith International Equity Sub-Account allow you to participate primarily in companies and economies outside the United States.

  The selection of a Policy's sub-accounts is a matter of your own choice and should depend on your willingness to accept investment risks, the other types of investments you have and your own assessment of future economic and financial market conditions.

INVESTMENT MANAGEMENT

  The adviser and sub-adviser for each series of the Zenith Fund are listed in the chart below. TNE Advisers, which is a subsidiary of NELICO, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.


        SERIES                  ADVISER                   SUB-ADVISER
        ------                  -------                   -----------
Capital Growth           Capital Growth
                         Management Limited
                         Partnership ("CGM")*
Back Bay Advisors Money
 Market                  TNE Advisers, Inc.      Back Bay Advisors, L.P.*
Back Bay Advisors Bond
 Income                  TNE Advisers, Inc.      Back Bay Advisors, L.P.*
Back Bay Advisors
 Managed                 TNE Advisers, Inc.      Back Bay Advisors, L.P.*
                                                 Westpeak Investment Advisors,
Westpeak Stock Index     TNE Advisers, Inc.      L.P.*
Westpeak Growth and                              Westpeak Investment Advisors,
 Income                  TNE Advisers, Inc.      L.P.*
Loomis Sayles Avanti                             Loomis, Sayles & Company,
 Growth                  TNE Advisers, Inc.      L.P.*
                                                 Loomis, Sayles & Company,
Loomis Sayles Small Cap  TNE Advisers, Inc.      L.P.*
                                                 Loomis, Sayles & Company,
Loomis Sayles Balanced   TNE Advisers, Inc.      L.P.*
Draycott International
 Equity                  TNE Advisers, Inc.      Draycott Partners, Ltd.
Davis Venture Value      TNE Advisers, Inc.      Davis Selected Advisers, L.P.
Alger Equity Growth      TNE Advisers, Inc.      Fred Alger Management, Inc.


---------

* An affiliate of NELICO

  In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Loomis Sayles Avanti Growth Series and Loomis Sayles Small Cap Series, TNE Advisers became the adviser on May 1, 1995. Prior to that date those series were advised by their current sub-adviser, except as follows. The New England served as investment adviser to the Back Bay Advisors Money Market and Back Bay Advisors Bond Income Series until September 10, 1986 when Back Bay Advisors assumed The New England's responsibilities under the investment advisory agreements with those Series. Back Bay Advisors served as investment adviser to the Westpeak Stock Index Series until August 2, 1993, when Westpeak became the investment adviser. The Capital Growth Series was managed by Loomis, Sayles until March 1, 1990, when its Capital Growth Management Division was reorganized into CGM.

  The Zenith Fund Series incur charges for advisory fees and certain other expenses. Under a voluntary expense cap by TNE Advisers for each of the Back Bay Advisors Bond Income, Back Bay Advisors Money Market, Back Bay Advisors Managed, Westpeak Stock Index, Westpeak Growth and Income and Loomis Sayles Avanti Growth Series, TNE Advisers will bear those expenses (other than the management fee) that exceed 0.15% of average daily net assets; for the Loomis Sayles Small Cap Series, TNE Advisers will bear all expenses that exceed 1.00% of average daily net assets. For the remaining Zenith Fund Series (other than the Capital Growth Series) TNE Advisers, under a voluntary expense deferral arrangement, will bear those expenses (other than the management fee) which exceed a certain limit in the year in which they are incurred and will charge those expenses to the series in a future year when actual expenses of the series are below the limit. The expense cap and expense deferral arrangement may be terminated at any time.

  The following table shows the annual operating expenses for each series, based on actual expenses for 1996, after giving effect to the applicable expense cap or expense deferral arrangement.

ANNUAL OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER ANY EXPENSE CAP)

                                   BACK      BACK
                                   BAY       BAY       BACK              WESTPEAK  LOOMIS   LOOMIS
                                 ADVISORS  ADVISORS    BAY     WESTPEAK   GROWTH   SAYLES   SAYLES
                        CAPITAL    BOND     MONEY    ADVISORS   STOCK      AND     AVANTI   SMALL
                        GROWTH    INCOME    MARKET   MANAGED    INDEX     INCOME   GROWTH    CAP
                        SERIES    SERIES    SERIES    SERIES    SERIES    SERIES   SERIES   SERIES
                        -------  --------  --------  --------  --------  --------  ------  --------
Management Fee  . . .    .64%      .40%      .35%      .50%      .25%      .70%     .70%    1.00%
Other Expenses  . . .    .06%      .15%      .15%      .14%      .15%      .15%     .15%      --
                        ----     ----      ----      ----      ----      ----      ----    -----
  Total Series
   Operating
   Expenses . . . . .    .70%      .55%      .50%      .64%      .40%      .85%     .85%    1.00%

ANNUAL OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE DEFERRAL)


                                     LOOMIS                    DAVIS    ALGER
                                     SAYLES      DRAYCOTT     VENTURE   EQUITY
                                    BALANCED  INTERNATIONAL    VALUE    GROWTH
                                     SERIES   EQUITY SERIES   SERIES    SERIES
                                    --------  --------------  -------  --------
Management Fee  . . . . . . . . .     .70%         .90%        .75%      .75%
Other Expenses  . . . . . . . . .     .15%         .40%        .15%      .15%
                                    ----      -----           ----     ----
  Total Series Operating Expenses     .85%        1.30%        .90%      .90%


  For more information about the Series' advisory agreements, see the Zenith Fund prospectus attached at the end of this prospectus and the Zenith Fund's Statement of Additional Information.

  The investment adviser for the VIP Fund and VIP Fund II is Fidelity Management & Research Company, a registered investment adviser under the Investment Advisers Act of 1940. The Portfolios of the VIP Fund and VIP Fund II, as part of their operating expenses, pay investment management fees to Fidelity Management & Research Company. The Portfolios also bear certain other expenses. For the year ended December 31, 1996, the total operating expenses incurred by the Portfolios, as a percentage of Portfolio average net assets, were as follows:


                      MANAGEMENT            OTHER           TOTAL ANNUAL
PORTFOLIO                FEES             EXPENSES            EXPENSES
---------             ----------          --------          ------------
Equity-Income
Overseas
High Income
Asset Manager


  An affiliate of Fidelity Management & Research Company compensates NELICO for administrative and other services relating to these Portfolios of VIP Fund and VIP Fund II. Such compensation is based on assets of the Portfolios attributable to the Policies, and other policies issued or administered by NELICO.

  Fidelity Management & Research Company is the original Fidelity company and was founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. For more information regarding the Equity-Income, Overseas, High Income, and Asset Manager Portfolios and Fidelity Management & Research Company, see the VIP Fund and VIP Fund II prospectus attached at the end of this prospectus and their Statement of Additional Information.


                               THE FIXED ACCOUNT

  A FIXED ACCOUNT OPTION IS AVAILABLE UNDER THE POLICY IN STATES WHERE IT HAS BEEN APPROVED BY THE STATE INSURANCE DEPARTMENT. THE FIXED ACCOUNT MAY NOT BE APPROVED BY EVERY STATE INSURANCE DEPARTMENT AND THEREFORE IT MAY NOT BE AVAILABLE IN EVERY STATE.

  You may allocate net premiums and net unscheduled payments for your Policy, and may transfer your Policy's cash value, to the Fixed Account, which is part of NELICO's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and NELICO has been advised that the staff of the SEC does not review disclosures relating to the general account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION

  NELICO's general account includes all the assets owned by NELICO, other than the assets in the Variable Account or in any other separate accounts that NELICO may establish. NELICO has sole discretion over the investment of assets in the general account, including the Fixed Account. Policy Owners who allocate cash value to the Fixed Account will not share in the actual investment experience of the Fixed Account. Instead, NELICO guarantees that cash values in the Fixed Account will earn interest at an effective annual rate of at least 4.5%. NELICO may from time to time credit interest at a higher rate than 4.5%, but it is under no obligation to do so. NELICO declares the current interest rate for the Fixed Account periodically. Your Policy cash values that are in the Fixed Account will earn interest daily.

  NELICO may vary the way in which it credits interest in the Fixed Account from time to time. The following is a description of NELICO's current method for crediting interest to cash value in the Fixed Account. All of your Policy's cash value in the Fixed Account on a policy anniversary will earn interest at the declared annual rate in effect on the anniversary. It will earn interest at this rate until the next policy anniversary, when it will be credited with the current rate declared by NELICO. (Although NELICO's current practice is to credit your entire Fixed Account cash value on a policy anniversary with the most recently declared annual rate until the next anniversary, NELICO can select any portion, from 0% to 100%, of your Fixed Account cash value on a policy anniversary to earn interest at the most recently declared rate until the next policy anniversary.) Any net premiums or net unscheduled payments allocated or any portion of your Policy's cash value transferred to the Fixed Account on a date other than a policy anniversary will earn interest at NELICO's most recently declared rate until the next policy anniversary. The effective interest rate credited at any time to your cash value in the Fixed Account will be a weighted average of all the Fixed Account rates for your Policy.

  If you select the Fixed Account on the application, your Policy's cash value will not be allocated to the Fixed Account until 15 days after NELICO mails the confirmation of the initial premium. Until then, the net scheduled premium and any net unscheduled payment will be allocated to the Money Market Sub-Account. (See "Allocation of Net Premiums" and "Right to Return the Policy".) The cash value transferred from the Money Market Sub-Account to the Fixed Account will be credited with NELICO's most recently declared rate of interest as of the date of the transfer until the next policy anniversary.

VALUES AND BENEFITS

  The Policy's cash value in the Fixed Account reflects the net premiums and net unscheduled payments allocated to the Fixed Account, net interest credited to cash value in the Fixed Account, any loans, partial surrenders or partial withdrawals made from the Fixed Account cash value, charges deducted, and any transfers of cash value to or from the Variable Account. Charges will be deducted from the Policy's cash value in the Fixed Account and in the Policy's sub-accounts in proportion to the amount of the Policy's cash value in each. (See "Deductions from Cash Value".) A Policy's total cash value will include its cash value in the Variable Account, its cash value in the Fixed Account, and any of its cash value held in NELICO's general account (but outside of the Fixed Account) as a result of a policy loan.

  The amount of the Policy's cash value in the Fixed Account will be taken into account in the calculation of the Policy's death benefit in the same manner as the cash value in the Variable Account. The Policy's tabular cash value will be calculated based on the assumption that the Policy's sub-accounts earned, and the Fixed Account credited, a 4.5% annual net rate of return. (See "Death Benefit" and "Tabular Cash Value".)

POLICY TRANSACTIONS

  NELICO reserves the right to restrict allocations to the Fixed Account if the effective annual rate of interest that would apply to the amount allocated is 4.5%. Otherwise, allocations of net premiums and net unscheduled payments to the Fixed Account are subject to the same percentage requirements that apply to the Variable Account. (See "Allocations of Net Premiums".)

  Except as described below, amounts in the Fixed Account are subject to the same rights and limitations regarding transfers, loans, surrenders and partial withdrawals that apply to amounts in the Variable Account. (See "Other Policy Features".) The following special rules apply to transactions involving amounts in the Fixed Account.

  TRANSFERS OF AMOUNTS FROM THE FIXED ACCOUNT TO THE VARIABLE ACCOUNT WILL BE ALLOWED ONLY ONCE IN EACH POLICY YEAR. A TRANSFER OF CASH VALUE FROM THE FIXED ACCOUNT WILL BE PROCESSED ONLY IF NELICO RECEIVES THE TRANSFER REQUEST NO MORE THAN 30 DAYS AFTER THE POLICY ANNIVERSARY, AND THE TRANSFER WILL BE EFFECTED AS OF THE DATE THE TRANSFER REQUEST IS RECEIVED AT NELICO'S HOME OFFICE. THE AMOUNT OF CASH VALUE WHICH MAY BE TRANSFERRED FROM THE FIXED ACCOUNT IS LIMITED TO THE GREATER OF 25% OF THE POLICY'S CASH VALUE IN THE FIXED ACCOUNT ON THE TRANSFER DATE OR THE AMOUNT OF CASH VALUE TRANSFERRED FROM THE FIXED ACCOUNT IN THE PRECEDING POLICY YEAR. Regardless of these limits, if a transfer of cash value from the Fixed Account would reduce the remaining cash value in the Fixed Account below $100, you may transfer the entire amount of cash value from the Fixed Account. The total number of transfers among sub-accounts and from the sub-accounts to the Fixed Account may not exceed four in one policy year without NELICO's consent. NELICO currently allows 12 such transfers per policy year. Transfers out of the Fixed Account will not be counted against this limit. NELICO reserves the right to restrict transfers of cash value into the Fixed Account, if the effective annual rate of interest that would apply to the amount transferred is 4.5%.

  Unless you request otherwise, a policy loan will reduce the Policy's cash value in the sub-accounts and not the cash value in the Fixed Account. If there is not enough cash value in the Policy's sub-accounts to provide the amount of the loan, however, the balance of the loan will be taken from the cash value in the Fixed Account. All loan repayments will be allocated first to the outstanding loan balance attributable to the Fixed Account. The amount removed from the Policy's sub-accounts and the Fixed Account as a result of a loan will earn interest at not less than 4.5% per year (currently 4.75% per year), which will be credited annually to the Policy's cash value in the sub-accounts and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

  Unless you request otherwise, partial surrenders and partial withdrawals will be taken only from the Policy's sub-accounts and not the Fixed Account. If there is not enough cash value in the Policy's sub-accounts to provide the full amount requested, the balance of the partial surrender or partial withdrawal will be taken from the Fixed Account.

  NELICO has the right to delay transfers, withdrawals, surrenders, and policy loans from the Fixed Account for up to six months. Loans to pay premiums on policies issued by NELICO will not be delayed.


                        NELICO'S DISTRIBUTION AGREEMENT

  NELICO sells the Policies through agents who are licensed by state insurance officials to sell NELICO's variable life insurance policies. These agents are also registered representatives of New England Securities. New England Securities, a Massachusetts corporation organized in 1968, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

  New England Securities, whose principal business address is 399 Boylston Street, Boston, Massachusetts 02116, serves as the principal underwriter for the Policies under a Distribution Agreement between NELICO and New England Securities.

  Under the Distribution Agreement, NELICO pays the following sales expenses: general agent and agency manager's compensation, agents' training allowances, deferred compensation and insurance benefits of agents, general agents and agency managers and advertising expenses and all other expenses of distributing the Policies.

  NELICO pays the following commissions and/or service fees to the selling agent: a maximum of 50% of the scheduled premium paid in the first policy year; a maximum of 5% of scheduled premiums in policy years two through ten; and a maximum of 2% of scheduled premiums paid thereafter. Agents receive a commission of 3% of each unscheduled payment. NELICO pays commissions for substandard risk and rider premiums, based on its rules in effect at the time of payment. Agents with less than four years of service may be compensated differently. Agents who meet certain productivity and persistency standards in selling policies issued by NELICO may be eligible for additional compensation. Non-cash forms of compensation may also be paid. Sales expenses in any year are not equal to the deduction for sales load in that year.

  New England Securities distributes mutual funds, variable annuity contracts and variable life insurance policies. It is the principal underwriter for the Zenith Fund; The New England Variable Account; New England Retirement Investment Account; New England Variable Annuity Separate Account; and New England Variable Annuity Fund I. New England Securities also sells interests in various investment partnerships.

  New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, the commission paid to the broker-dealer will not exceed 50% of the scheduled premium in the first policy year, 7% in the second through fifth policy years, 5% in the sixth through tenth policy years, 2% in the eleventh through twentieth policy years and 3% of unscheduled payments. Commissions will be paid through the registered broker-dealer, which may also be reimbursed for portions of expenses incurred in connection with the sale of the Policies.


                LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY

  Generally, NELICO can challenge the validity of your Policy or a rider to your Policy based on misrepresentations made in the application. However, NELICO cannot challenge the Policy or a rider after it has been in force, during the insured's lifetime, for two years from the date of issue. NELICO cannot challenge the portion of the death benefit resulting from payment of an underwritten unscheduled payment for more than two years (during the insured's lifetime) from the date the unscheduled payment was received.

MISSTATEMENT OF AGE OR SEX

  If the insured's age or sex is misstated in the application, the Policy's cash value and death benefit will be what the premiums paid and unscheduled payments made would have purchased, based on the insured's correct age and, if the Policy is sex-based, on the insured's correct sex.

SUICIDE

  If the insured commits suicide within two years from the Policy's date of issue (or less if required by state law), the death benefit will be limited to the scheduled premiums paid and unscheduled payments made, reduced by any outstanding policy loan plus interest and by any partial withdrawals or partial surrenders made (or such greater amount required by state law).


                               TAX CONSIDERATIONS

POLICY PROCEEDS

  The following discussion of Federal income tax issues relating to the Policies is general in nature and is not intended as tax advice. It describes what NELICO believes is the Federal income tax treatment of the Policies in the most commonly occurring circumstances and does not reflect the effect of Federal income taxes in all situations. In addition, there is no guarantee that the Federal income tax laws and regulations or interpretation of them will not change. Therefore, NELICO recommends that you consult your own tax advisor for more complete information and advice.

  DEFINITION OF LIFE INSURANCE. Section 7702 of the Internal Revenue Code defines a life insurance contract for Federal income tax purposes.

  The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus create some uncertainty about the application of Section 7702 to the Policy.

  Nevertheless, NELICO believes that the Policy qualifies as a life insurance contract for federal tax purposes. This means that:

  . the death benefit should be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code; and

  . the Policy Owner should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until they are distributed from the Policy.

  Because of the absence of final regulations or any other pertinent interpretations, it, however, is unclear whether substandard risk and automatic issue Policies or Policies with term riders added will, in all cases, meet the statutory life insurance contract definition. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract.

  NELICO thus reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

  TAXATION OF ACCELERATED BENEFITS RIDER. NELICO believes that payments received under any accelerated benefits rider it makes available will qualify as an accelerated death benefit under the Internal Revenue Code. (See "Acceleration of Death Benefit Rider" for more information regarding the rider.) If such payments are distributions, their tax treatment would depend on whether or not the Policy is a modified endowment contract.

  TAX LAW EFFECTS ON CERTAIN PRE-DEATH DISTRIBUTIONS. Section 7702A of the Code contains provisions affecting the tax treatment of any loan, assignment or other pre-death distribution from a life insurance policy which is also a "modified endowment contract" (defined below under "Modified Endowment Contracts"). Whether a Policy will be classified as a modified endowment contract will depend upon the amount and timing of payments made under the Policy.

  NON-MODIFIED ENDOWMENT CONTRACTS. For Policies not classified as modified endowment contracts NELICO believes any policy loans received under such Policies will be treated as indebtedness of the owner and will not be treated as taxable income to you. This assumes that the Policy has not lapsed, been surrendered or terminated. As a general rule, policy loan interest is not deductible under current Federal income tax law.

  You may be subject to Federal income tax upon surrender of your Policy if the net cash surrender value of the Policy is greater than the investment in the Policy less prior distributions from the Policy that were not taxed. If a Policy has a policy loan and is surrendered or lapses, the policy loan is treated as a distribution and would be taxable if there is a gain in the Policy. In that case, the gain in the Policy would be taxable even if the Policy has no net cash surrender value. If you incur a loss upon the surrender it is not likely to be deductible for Federal income tax purposes.

  Generally, a partial surrender of the Policy will not be taxable to you unless it is greater than the investment in the Policy less the untaxed portions of any prior distributions. The Internal Revenue Code does provide, however, that in certain situations in the first 15 years of the Policy partial surrenders may be taxable, in whole or in part, if the cash value is greater than the total investment in the Policy less the previous untaxed distributions. This may be the case even if the amount of the partial surrender is less than the investment in the Policy. The exercise of an accelerated benefits rider, in whole or in part, may be treated as a surrender or partial surrender.

  MODIFIED ENDOWMENT CONTRACTS. A modified endowment contract is a life insurance contract which fails to satisfy a "7-pay test". In general, a Policy will fail to satisfy the 7-pay test if the total amount (both scheduled premiums and unscheduled payments) paid under the Policy at any time during the first seven policy years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums. The amount of premiums payable under the 7-pay test are calculated based upon certain assumptions regarding the Policy's earnings and the use of a reasonable mortality charge. Variable Account investment experience above a 4.5% net rate of return does not affect whether or not a Policy will become a modified endowment contract. Riders to the policy are considered part of the Policy for purposes of applying the 7-pay test. A term rider on the insured issued in New York could cause the Policy to be treated less favorably for purposes of the 7-pay test. If there is a reduction in the Policy's future benefits (for example, as a result of a partial surrender, face amount reduction or partial exercise of the accelerated benefits rider, or because you allow the Policy to lapse to Paid-Up Insurance) during the first seven policy years the 7-pay test will be applied as if the Policy had originally been issued at the reduced face amount. Any Policy received in exchange for a modified endowment contract will also be a modified endowment contract.

  Your agent can provide you with information about the maximum amount of scheduled premiums and unscheduled payments which you can make under your Policy during the first seven policy years and still satisfy the 7-pay test. This information will be based upon NELICO's current understanding of the Federal tax law. As is the case with any provision of the Internal Revenue Code, there is no assurance that the Internal Revenue Service will agree with NELICO's interpretation. NELICO will monitor any IRS announcements or rulings concerning compliance with the 7-pay test.

  MATERIAL CHANGES. If a "material change" in the benefits or other Policy terms occurs under a Policy which has satisfied the 7-pay test, the Policy may be treated as a new Policy entered into on the day on which the material change occurred. The Policy will be retested under the 7-pay test, after making certain adjustments to reflect the Policy's existing cash value. Any increase in future benefits under the Policy may constitute a material change unless the increase is due to the payment of premiums necessary to fund the Policy's lowest death benefit payable in the first seven policy years, or the crediting of interest or other earnings with respect to such premiums. A material change would also occur if there were a substitution of the insured person or if certain other Policy changes occurred.

  If you do not wish to have the Policy become a modified endowment contract, you may be required to limit the payment of premiums under the Policy at some point. This may be the case, when the insured reaches very high ages, even if no unscheduled payments have been made for the Policy. The point at which you may have to limit the payment of scheduled premiums will depend upon the issue age, sex and underwriting class of the insured, investment experience and the amount of your previous unscheduled payments. You may limit payment of scheduled premiums by use of the Special Premium Option, in those situations where it is applicable, or by allowing the Policy to lapse to paid-up insurance. (See "Special Premium Option" and "Default and Lapse Options".)

  If you exchange your policy for another life insurance policy, including a fixed-benefit policy pursuant to the 24 month exchange right, the new insurance policy should be reviewed to determine how the rules regarding modified endowment contracts may apply to the new policy. (See "Exchange of Policy During First 24 Months".)

  DISTRIBUTIONS UNDER MODIFIED ENDOWMENT CONTRACTS. If a Policy is a modified endowment contract, then the following rules will apply to distributions under such contract:

     (a) Distributions will be includible in your gross income to the extent the cash value of the Policy exceeds your investment in the Policy (i.e. will be treated as income first).

     (b) Loans are considered distributions even if the amount borrowed is retained by NELICO as a premium. Your investment in the Policy will be increased by the amount of any prior loan that was included in your gross income.

     (c) A policy assignment is treated as a distribution. For example, in a split dollar insurance plan involving a collateral assignment of the Policy, the collateral assignment is a distribution which will subject any gain in the Policy to taxation.

     (d) For purposes of determining the amount of the distribution which is includible in gross income, all modified endowment contracts issued by NELICO or its affiliates to the same Policy Owner during any 12 month period must be treated as one modified endowment contract.

     (e) Payments under the accelerated benefits rider may be treated as distributions that are subject to taxation under these rules if the payments are from a Policy that is a modified endowment contract.

  Any taxable distribution will be subject to an additional tax equal to 10% of the taxable amount of the distribution unless the distribution is:

     (a) made on or after the date when you attain age 59 1/2;

     (b) is attributable to your becoming disabled; or

     (c) is part of a series of substantially equal periodic payments made no less frequently than annually for your life (or life expectancy).

  If a Policy becomes a modified endowment contract, distributions made during the policy year in which it becomes a modified endowment contract, distributions in any subsequent policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. In addition, regulations or other interpretations may be issued which will apply similar tax treatment to other distributions made in anticipation of a Policy becoming a modified endowment contract.

  OTHER POLICY OWNER TAX MATTERS. Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon the individual circumstances of each Policy Owner or beneficiary.

  Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in not treating the Policy as life insurance. If the Policy does not qualify as life insurance, you may be subjected to immediate taxation on the incremental increases in cash value of the Policy. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and NELICO believes it complies fully with such requirements.

  In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of additional guidance prescribing the circumstances in which an owner's control of the investments of a separate account may cause a Policy Owner, rather than the insurance company, to be treated as the owner of the assets in the separate account. If a Policy Owner is considered the owner of the assets of the Separate Account, income and gains from the Account would be included in the Owner's gross income.

  The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it determined that the owners were not owners of separate account assets. For example, a Policy Owner has additional flexibility in allocating payments and cash values. These differences could result in the owner being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, NELICO does not know what standards will be set forth in the additional guidance which the

Treasury has stated it expects to be issued. NELICO therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of the assets of the Separate Account.

  In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences of ownership or receipt of proceeds under the Policy could differ from the principles stated herein. However, if ownership of such Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the rules described above relating to Federal tax treatment, including the rules regarding modified endowment contracts. Policies owned by the trustee under the plans described above may be subject to restrictions under ERISA. You should consult a qualified tax advisor regarding any applicable requirements of ERISA.

  If the Policy is purchased as part of a pension or profit-sharing plan qualified under Section 401 of the Code, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value will not be subject to Federal income tax. However, the cash value will generally be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his cash value or was an owner-employee under the plan.

  There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan.

  The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

  NELICO believes that Policies subject to the provisions of the Puerto Rican tax law will generally receive the same tax treatment as that described above for Policies subject to the Internal Revenue Code. You should note that Policies governed by the Puerto Rican tax law are not currently subject to the above-described rules regarding modified endowment contracts. If such a Policy becomes subject to the Internal Revenue Code, however, the rules regarding modified endowment contracts will apply, and they may apply retroactively. You should consult your tax advisor if a Policy governed by the Puerto Rican tax law subsequently becomes subject to the Internal Revenue Code.

CHARGE FOR NELICO'S INCOME TAXES

  Under current Federal income tax law no tax is imposed on NELICO as a result of the operations of the Variable Account. Thus, no charge is being made currently to the Variable Account for company Federal income taxes, except for the charge for federal taxes that is deducted from scheduled premiums and unscheduled payments. NELICO reserves its rights to charge the Variable Account for company Federal income taxes in the future.

  Under current laws NELICO may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant and, accordingly, NELICO is not currently making a charge for them. If they increase, however, charges for such taxes attributable to the Variable Account may be made.

                                   MANAGEMENT

  The directors and executive officers of NELICO and their principal business experience during the past five years are:

                              DIRECTORS OF NELICO



  NAME AND PRINCIPAL                 PRINCIPAL BUSINESS EXPERIENCE
   BUSINESS ADDRESS                   DURING THE PAST FIVE YEARS
  ------------------                 -----------------------------
Robert A. Shafto  . .   Chairman, President and Chief Executive Officer of
                         NELICO since 1996. Formerly, Chairman, President and
                         Chief Executive Officer of The New England 1993-1996;
                         President and Chief Executive Officer, 1992 to 1993,
                         President and Chief Operating Officer, 1990 to 1992,
                         of The New England.
Susan C. Crampton . .   Director of NELICO since 1996; serves as Principal of
 127 Tarbox Road         The Vermont Partnership, a business consulting firm
 Jericho, VT 05465       located in Jericho, Vermont since 1989. Formerly,
                         Director of The New England 1989-1996.
Edward A. Fox . . . .   Director of NELICO since 1996; Private Investor,
 RR Box 67-15            Harborside, ME. Formerly, Director of The New England
 Harborside, ME 04642    1994-1996; Dean of The Amos Tuck School of Business
                         Administration at Dartmouth College from 1990-1994.
George J. Goodman . .   Director of NELICO since 1996; Author, television
 Adam Smith's Money      journalist, and editor.
 World
 45 W. 45th Street
 New York, NY
 10036-4602
Dr. Paul E. Gray  . .   Director of NELICO since 1996; Chairman of the
 MIT                     Corporation of the Massachusetts Institute of
 77 Massachusetts        Technology (MIT) since 1990. Formerly, Director of The
 Avenue                  New England 1973-1996.
 Cambridge, MA 02139
Dr. Evelyn E.
 Handler  . . . . . .   Director of NELICO since 1996; Executive Director and
 California Academy of   Chief Executive Officer of the California Academy of
 Sciences                Sciences since 1991. Formerly, Director of The New
 Golden Gate Park        England 1987-1996.
 San Francisco, CA
 94118
Philip K. Howard,
 Esq. . . . . . . . .   Director of NELICO since 1996; Partner of the law firm
 Howard, Darby & Levin   of Howard, Darby & Levin in New York City.
 1330 Avenue of the
 Americas
 New York, NY 10019
Harry P. Kamen  . . .   Director of NELICO since 1996; Chairman, President, and
 Metropolitan Life       Chief Executive Officer of Metropolitan Life Insurance
 One Madison Avenue      Company since 1995. Formerly, Chairman and CEO of
 New York, NY 10010      MetLife 1993-1995; Senior Executive Vice President
                         1991-1993.
Terence Lennon  . . .   Director of NELICO since 1996. Senior Vice President of
 Metropolitan Life       Metropolitan Life Insurance Company since 1994.
 Insurance Company       Formerly, Assistant Deputy Superintendent and Chief
 One Madison Avenue      Examiner of the New York Insurance Department
 New York, NY 10010      1984-1994.
Bernard A.
 Leventhal  . . . . .   Director of NELICO since 1996; Vice Chairman of the
 Burlington Industries   Board of Directors of Burlington Industries, Inc.
 1345 Avenue of the      Formerly, President of the Burlington Menswear
 Americas                Division since 1978. Corporate Group Vice President
 New York, NY 10105      since 1985 and Director since 1990.
Thomas J. May . . . .   Director of NELICO since 1996; Chairman, President and
 Boston Edison Company   Chief Executive Officer of Boston Edison Company since
 800 Boylston Street     1994. Formerly, Director of The New England 1994-1996;
 Boston, MA 02199        President and Chief Operating Officer of Boston Edison
                         Co., 1993-1994; Executive Vice President 1990-1993.

  NAME AND PRINCIPAL                 PRINCIPAL BUSINESS EXPERIENCE
   BUSINESS ADDRESS                   DURING THE PAST FIVE YEARS
  ------------------                 -----------------------------
Stewart G. Nagler . .   Director of NELICO since 1996. Senior Executive Vice
 Metropolitan Life       President and Chief Financial Officer of Metropolitan
 Insurance Company       Life Insurance Company since 1986.
 One Madison Avenue
 New York, NY 10010
Rand N. Stowell . . .   Director of NELICO since 1996; He is President of
 United Timber Corp.     United Timber Corp. of Dixfield, Maine. Formerly,
 P.O. Box 650            Director of The New England 1990-1996.
 Pine Street
 Dixfield, ME 04224
Alexander B.
 Trowbridge . . . . .   Director of NELICO since 1996; President of Trowbridge
 Trowbridge Partners     Partners, Inc. in Washington, D.C. Formerly, Director
 Inc.                    of The New England 1983-1996.
 1317 F Street, N.W.,
 Suite 500
 Washington, D.C.
 20004



                          EXECUTIVE OFFICERS OF NELICO
                              OTHER THAN DIRECTORS



                                     PRINCIPAL BUSINESS EXPERIENCE
         NAME                         DURING THE PAST FIVE YEARS
         ----                        -----------------------------
Robert A. Shafto  . .   See Directors above.
James P. Bossert  . .   Vice President and Controller of NELICO since 1996.
                         Formerly, Vice President and Controller 1993-1996;
                         Vice President 1991-1993 of The New England.
Rodney J. Chandler  .   Second Vice President and Chief Actuary of NELICO since
                         1996. Formerly, Second Vice President and Actuary of
                         The New England since 1990.
Thom A. Faria . . . .   President, Career Agency System (a business unit of
                         NELICO) since 1996. Executive Vice President in 1996;
                         Senior Vice President, 1993-1996; Vice President,
                         1986-1993 of The New England.
Chester R. Frost  . .   Senior Vice President and Treasurer of NELICO since
                         1996. Formerly, Senior Vice President since 1980 and
                         Treasurer since 1996 of The New England.
Edward C. Hall  . . .   President, New England Services (a business unit of
                         NELICO) since 1996. Formerly, President, New England
                         Services (a business unit of The New England)
                         1994-1996, Executive Vice President--Client Services,
                         1988 to 1994, of The New England.
Daniel D. Jordan  . .   Second Vice President, Counsel and Secretary since
                         1996. Formerly, Counsel and Assistant Secretary of The
                         New England, 1990-1996.
Bruce C. Long . . . .   President, New England Annuities (a business unit of
                         NELICO) since 1996. Formerly, President, New England
                         Annuities (a business unit of The New England)
                         1994-1996; Senior Vice President, New England
                         Annuities in 1994; Vice President, Keyport Life
                         Insurance 1992-1994; General Director, John Hancock
                         Insurance 1990-1992.
Robert W. Powell  . .   President, Life Brokerage (a business unit of NELICO)
                         since 1996. Formerly, Officer-In-Charge of MetLife
                         Brokerage (a subsidiary of Metropolitan Life Insurance
                         Company) 1994-1996; Marketing Vice President
                         1988-1994.
Gregory A. Ross . . .   President, TNE Information Services (a business unit of
                         NELICO) since 1996. Formerly, President, TNE
                         Information Services (a business unit of The New
                         England) and Chief Information Officer of The New
                         England, 1994-1996; Senior Vice President and Chief
                         Information Officer 1993-1994; Vice President,
                         1991-1993 of The New England. President of TNE
                         Information Services, Inc.

                                     PRINCIPAL BUSINESS EXPERIENCE
         NAME                         DURING THE PAST FIVE YEARS
         ----                        -----------------------------
Robert E. Schneider .   Executive Vice President and Chief Financial Officer of
                         NELICO since 1996. Formerly, Director, Executive Vice
                         President and Chief Financial Officer, 1993 to 1996;
                         Executive Vice President and Chief Financial Officer,
                         1990-1993, of The New England.
H. James Wilson . . .   Executive Vice President and General Counsel of NELICO
                         since 1996. Formerly, Executive Vice President and
                         General Counsel of The New England, 1993-1996; Senior
                         Vice President and General Counsel, 1992 to 1993,
                         Senior Vice President and Associate General Counsel,
                         1990 to 1992, of The New England.
John W. Wright  . . .   President, New England Employee Benefits Group (a
                         business unit of NELICO) since 1996. Formerly,
                         President, New England Employee Benefits Group (a
                         business unit of The New England), 1993-1996; Senior
                         Vice President of New England Employee Benefits Group,
                         1989-1993 of The New England.
Frederick K.            Executive Vice President and Chief Investment Officer
 Zimmermann . . . . .    of NELICO since 1996. Formerly, Executive Vice
                         President and Chief Investment Officer of The New
                         England 1993-1996; Senior Vice President--Investments,
                         1989 to 1993, of The New England.


  The principal business address for each of the directors and executive officers is the same as NELICO's except where indicated otherwise.


                                 VOTING RIGHTS

  NELICO is the legal owner of the Eligible Fund shares held in the Variable Account and has the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by applicable Federal securities law, NELICO will give you, as Policy Owner, the right to instruct NELICO how to vote the shares that are attributable to your Policy.

  The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Eligible Fund shares held in any sub-account of the Variable Account, or in any other registered (or to the extent voting privileges are granted by the issuing insurance company, unregistered) separate account of NELICO or an affiliate, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote for, against, or withhold votes on a proposition, bears to (ii) the total cash value in that sub-account for all policies for which voting instructions are received. No voting privileges apply to Policies continued under a fixed-benefit lapse option or with respect to cash value removed from the Variable Account as a result of a policy loan.

  All Zenith Fund shares held by the general account (or any unregistered separate account for which voting privileges were not extended) of NELICO or its affiliates will be voted in the same proportion as the total of (i) shares for which voting instructions were received and (ii) the shares that are voted in proportion to such voting instructions.

  The SEC requires the Eligible Fund Boards of Trustees to monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated an, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences in voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Board of Trustees will have an obligation to determine what action should be taken, including the removal of the affected sub-accounts from the Eligible Fund(s), if necessary. If NELICO believes any Eligible Fund action is insufficient, NELICO will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that NELICO may be unable to remedy.

  If required by state insurance authorities, NELICO may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios of the Eligible Funds or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, NELICO may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the Eligible Fund portfolio if NELICO (i) reasonably disapproves of the changes and (ii) in the case of a change in investment policy or investment adviser, makes a good faith determination that the proposed change is contrary to state law or is prohibited by state regulatory authorities or that the change would be inconsistent with a sub-account's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of NELICO or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the sub-account. If NELICO does disregard voting instructions, a summary of that action and the reasons for it will be included in the next semiannual report to Policy Owners.


                           RIGHTS RESERVED BY NELICO

  NELICO and its affiliates may change the voting procedures described above, and may vote Eligible Fund shares in their own right without instructions from policy owners, if the applicable Federal securities laws or regulations or interpretations of them change. NELICO also reserves the right: (1) to create new investment accounts; (2) to combine any two or more separate investment accounts including the Variable Account; (3) to make available additional sub-accounts of the Variable Account investing in additional Eligible Fund portfolios or in portfolios of other mutual funds; (4) to invest the assets of the Variable Account in securities other than Eligible Fund shares or in shares of a different series of the Eligible Funds as a substitute for such shares already purchased or as the securities to be purchased in the future, to withdraw the availability of a series of the Eligible Funds as an investment option under the Policies, or to transfer assets to NELICO's general account as permitted by applicable law; (5) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; and (6) to deregister the Variable Account under the Investment Company Act of 1940 if registration is no longer required. NELICO will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. NELICO will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.


                               TOLL-FREE NUMBERS

  For information about historical values of the Variable Account sub-accounts, call the toll-free number 1-800-333-2501.

  For sub-account transfers or premium reallocations, call the toll-free number 1-800-200-2214.


                                    REPORTS

  Annually (except while the Policy is under a fixed lapse option or a settlement option), NELICO will send you a statement showing your Policy's death benefit, cash value and any outstanding policy loan principal. NELICO will also confirm policy loans, sub-account transfers, lapses, surrenders and other policy transactions when they occur.

  You will be sent semiannual reports containing the financial statements of the Variable Account and the Eligible Funds.

                             ADVERTISING PRACTICES

  NELICO may from time to time receive endorsements of the Policies from professional organizations. NELICO may refer to or use such endorsements in advertisements or sales material for the Policies. NELICO may also pay the professional organization making the endorsement for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement of the Policies by a third party is not necessarily indicative of the future performance or results which may be obtained by persons who purchase the Policies.

  From time to time, articles discussing the Variable Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. References to, reprints or portions of reprints of such articles or rankings may be used by NELICO as sales literature or advertising material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

  Articles and releases, developed by NELICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds regarding individual Eligible Funds' and fund groups' asset levels and sales volumes, statistics and analyses of industry sales volume and asset levels, and other characteristics may appear in various publications. References to or reprints of such articles may be used in promotional literature for the Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

  The advertising and sales literature for the Policies and the Variable Account may refer to historical, current and prospective economic trends.

  In addition, sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.


                                 LEGAL MATTERS

  Legal matters in connection with the Policies described in this prospectus have been passed on by H. James Wilson, General Counsel of NELICO. Sutherland, Asbill & Brennan, L.L.P., Washington. D.C., has provided advice on certain matters relating to the Federal securities laws.


                             REGISTRATION STATEMENT

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.


                                    EXPERTS

  The financial statements of New England Life Insurance Company and of the Variable Account included in this prospectus, have been included herein in
reliance on the report of      L.L.P., independent accountants, given on the
authority of that firm as experts in accounting and auditing.

  Actuarial matters included in this prospectus have been examined by F.S.A., M.A.A.A., Chief Actuary of NELICO, as stated in his opinion filed as an exhibit to the Registration Statement.

                                   APPENDIX A

                        ILLUSTRATIONS OF DEATH BENEFITS,
        CASH VALUES, NET CASH VALUES AND ACCUMULATED SCHEDULED PREMIUMS

  The tables in Appendix A illustrate the way the Policies operate. They show how the death benefit, net cash value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e. investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on face amounts of $100,000 and $250,000 for a male aged 40. The insured is assumed to be in the nonsmoker standard risk classification for the $100,000 Policy and in the nonsmoker preferred risk classification for the $250,000 Policy. Values are first given based on current mortality and other Policy charges and then based on guaranteed mortality and other Policy charges. The illustrations based on current charges for the $250,000 face amount reflect the lower charges that apply to a Policy of that size. The $100,000 Policy is assumed not to be eligible for NELICO's currently applicable charge reductions. Each illustration is given first for a Policy with an Option 1 death benefit and then for a Policy with an Option 2 death benefit. These tables may assist in the comparison of death benefits, net cash values and cash values for the Policies with those under other variable life insurance policies which may be issued by NELICO or other companies. (Substandard risk Policies and automatic issue Policies have the same basic scheduled premiums and cost of insurance rates as standard smoker and nonsmoker Policies but require an additional premium.)

  Death benefits, net cash values and cash values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if scheduled premiums were paid at other than annual intervals, or if unscheduled payments were made. They would also be different depending on the allocation of cash value among the Variable Account's sub-accounts, if the actual gross rate of return for all sub-accounts averaged 0%, 6% or 12%, but varied above or below that average for individual sub-accounts. They would also differ if any policy loan were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates.

  The death benefits, net cash values and cash values shown in the tables reflect: (i) deductions from annual premiums for the annual administrative charge, sales charge and state and federal premium tax charge; and (ii) a monthly deduction (consisting of an administrative charge and a minimum death benefit guarantee charge) and a charge for the cost of insurance that are deducted from the cash value on the first day of each policy month. The net cash values reflect a surrender charge that is deducted from the cash value upon surrender, face reduction or lapse during the first 11 policy years. The death benefits, net cash values and cash values also reflect a daily charge assessed against the Variable Account for mortality and expense risks equivalent to an annual charge of .60% (on a current basis) and .90% (on a guaranteed basis) of the average daily value of the assets in the Variable Account attributable to the Policies. (See "Charges and Expenses".) The illustrations are based on an average of the investment advisory fees and operating expenses incurred by the Eligible Funds, at an annual rate of .78% of the average daily net assets of the Eligible Funds. This average reflects voluntary expense cap and expense deferral arrangements between TNE Advisers and the Zenith Fund under which TNE Advisers bears operating expenses of the Zenith Fund Series (other than the Capital Growth Series) that exceed certain amounts. TNE Advisers could terminate the expense cap and expense deferral arrangements at any time. If TNE Advisers terminates these arrangements, the values illustrated on the following pages could be less. (See "Charges Against the Eligible Funds and the Sub-Accounts of the Variable Account" and "Investment Management".)

  Taking account of the charges for mortality and expense risks in the Variable Account and the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.37%, 4.55% and 10.46%, respectively, based on NELICO's current charge for mortality and expense risks, and -1.67%, 4.23% and 10.13%, respectively, based on NELICO's guaranteed maximum charge for mortality and expense risks. (See "Net Investment Experience".)

  The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, net cash values and cash values illustrated. (See "Charges for NELICO's Income Taxes".)

  The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, of 5% per year, compounded annually.

  The internal rate of return on net cash value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the net cash value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each policy year.

  NELICO will furnish upon request an illustration reflecting the proposed insured's age, sex, underwriting classification, and the face amount or scheduled premium requested. Where applicable, NELICO will also furnish upon request an illustration for a Policy which is not affected by the sex of the insured.

                               MALE ISSUE AGE 40

          $  ANNUAL PREMIUM FOR NON-SMOKER STANDARD UNDERWRITING RISK

                              $100,000 FACE AMOUNT

                         OPTION 1--FIXED DEATH BENEFIT

         THIS ILLUSTRATION IS BASED ON CURRENT COST OF INSURANCE RATES.


                         DEATH BENEFIT           NET CASH VALUE            CASH VALUE          INTERNAL RATE OF RETURN
         PREMIUMS    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST    ----------------------  ----------------------  ----------------------  ----------------------------
 YEAR    PER YEAR      0%      6%     12%      0%      6%     12%      0%      6%     12%       0%        6%       12%
------  -----------  ------  ------  ------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
  25
  30
          INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  ----------------------------
 YEAR      0%        6%        12%
------  --------  --------  ----------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
  25
  30



IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40

          $  ANNUAL PREMIUM FOR NON-SMOKER STANDARD UNDERWRITING RISK

                              $100,000 FACE AMOUNT

                        OPTION 2--VARIABLE DEATH BENEFIT

         THIS ILLUSTRATION IS BASED ON CURRENT COST OF INSURANCE RATES.


                          DEATH BENEFIT           NET CASH VALUE             CASH VALUE            INTERNAL RATE OF RETURN
         PREMIUMS     ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL         ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL             GROSS ANNUAL             GROSS ANNUAL         ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%        RATE OF RETURN OF        RATE OF RETURN OF        RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST    ----------------------   ----------------------   ----------------------   ----------------------------
 YEAR    PER YEAR      0%      6%      12%      0%      6%      12%      0%      6%      12%       0%        6%        12%
------  -----------  ------  ------  -------  ------  ------  -------  ------  ------  -------  --------  --------  ---------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
  25
  30
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  ----------------------------
 YEAR      0%        6%         12%
------  --------  --------  -----------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
  25
  30



IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40

          $  ANNUAL PREMIUM FOR NON-SMOKER STANDARD UNDERWRITING RISK

                              $100,000 FACE AMOUNT

                         OPTION 1--FIXED DEATH BENEFIT

   THIS ILLUSTRATION IS BASED ON GUARANTEED MAXIMUM COST OF INSURANCE RATES.


                          DEATH BENEFIT           NET CASH VALUE             CASH VALUE            INTERNAL RATE OF RETURN
         PREMIUMS     ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL         ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL             GROSS ANNUAL             GROSS ANNUAL         ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%        RATE OF RETURN OF        RATE OF RETURN OF        RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST    ----------------------   ----------------------   ----------------------   ----------------------------
 YEAR    PER YEAR      0%      6%      12%      0%      6%      12%      0%      6%      12%       0%        6%        12%
------  -----------  ------  ------  -------  ------  ------  -------  ------  ------  -------  --------  --------  ---------
   1     $  2,100
   2        4,305
   3        6,620
   4        9,051
   5       11,604

   6       14,284
   7       17,098
   8       20,053
   9       23,156
  10       26,414

  15       45,315
  20       69,439
  25      100,227
  30      139,522
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  ----------------------------
 YEAR      0%        6%         12%
------  --------  --------  -----------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
  25
  30



IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40

          $  ANNUAL PREMIUM FOR NON-SMOKER STANDARD UNDERWRITING RISK

                              $100,000 FACE AMOUNT

                        OPTION 2--VARIABLE DEATH BENEFIT

   THIS ILLUSTRATION IS BASED ON GUARANTEED MAXIMUM COST OF INSURANCE RATES.


                         DEATH BENEFIT           NET CASH VALUE            CASH VALUE          INTERNAL RATE OF RETURN
         PREMIUMS    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST    ----------------------  ----------------------  ----------------------  ----------------------------
 YEAR    PER YEAR      0%      6%     12%      0%      6%     12%      0%      6%     12%       0%        6%       12%
------  -----------  ------  ------  ------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
  25
  30
          INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  ----------------------------
 YEAR      0%        6%        12%
------  --------  --------  ----------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
  25
  30



IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40

          $  ANNUAL PREMIUM FOR NON-SMOKER PREFERRED UNDERWRITING RISK

                              $250,000 FACE AMOUNT

                         OPTION 1--FIXED DEATH BENEFIT

         THIS ILLUSTRATION IS BASED ON CURRENT COST OF INSURANCE RATES.


                          DEATH BENEFIT           NET CASH VALUE             CASH VALUE            INTERNAL RATE OF RETURN
         PREMIUMS     ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL         ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL             GROSS ANNUAL             GROSS ANNUAL         ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%        RATE OF RETURN OF        RATE OF RETURN OF        RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST    ----------------------   ----------------------   ----------------------   ----------------------------
 YEAR    PER YEAR      0%      6%      12%      0%      6%      12%      0%      6%      12%       0%        6%        12%
------  -----------  ------  ------  -------  ------  ------  -------  ------  ------  -------  --------  --------  ---------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  ----------------------------
 YEAR      0%        6%         12%
------  --------  --------  -----------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20



IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40

          $  ANNUAL PREMIUM FOR NON-SMOKER PREFERRED UNDERWRITING RISK

                              $250,000 FACE AMOUNT

                        OPTION 2--VARIABLE DEATH BENEFIT

         THIS ILLUSTRATION IS BASED ON CURRENT COST OF INSURANCE RATES.


                         DEATH BENEFIT           NET CASH VALUE            CASH VALUE          INTERNAL RATE OF RETURN
         PREMIUMS    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST    ----------------------  ----------------------  ----------------------  ----------------------------
 YEAR    PER YEAR      0%      6%     12%      0%      6%     12%      0%      6%     12%       0%        6%       12%
------  -----------  ------  ------  ------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
          INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  ----------------------------
 YEAR      0%        6%        12%
------  --------  --------  ----------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20



IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40

          $  ANNUAL PREMIUM FOR NON-SMOKER PREFERRED UNDERWRITING RISK

                              $250,000 FACE AMOUNT

                         OPTION 1--FIXED DEATH BENEFIT

   THIS ILLUSTRATION IS BASED ON GUARANTEED MAXIMUM COST OF INSURANCE RATES.


                         DEATH BENEFIT           NET CASH VALUE            CASH VALUE          INTERNAL RATE OF RETURN
         PREMIUMS    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST    ----------------------  ----------------------  ----------------------  ----------------------------
 YEAR    PER YEAR      0%      6%     12%      0%      6%     12%      0%      6%     12%       0%        6%       12%
------  -----------  ------  ------  ------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
          INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  ----------------------------
 YEAR      0%        6%        12%
------  --------  --------  ----------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20



IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40

          $  ANNUAL PREMIUM FOR NON-SMOKER PREFERRED UNDERWRITING RISK

                              $250,000 FACE AMOUNT

                        OPTION 2--VARIABLE DEATH BENEFIT

   THIS ILLUSTRATION IS BASED ON GUARANTEED MAXIMUM COST OF INSURANCE RATES.


                         DEATH BENEFIT           NET CASH VALUE            CASH VALUE          INTERNAL RATE OF RETURN
         PREMIUMS    ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL   ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF       RATE OF RETURN OF       RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST    ----------------------  ----------------------  ----------------------  ----------------------------
 YEAR    PER YEAR      0%      6%     12%      0%      6%     12%      0%      6%     12%       0%        6%       12%
------  -----------  ------  ------  ------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20
          INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  ----------------------------
 YEAR      0%        6%        12%
------  --------  --------  ----------
   1
   2
   3
   4
   5

   6
   7
   8
   9
  10

  15
  20



IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  APPENDIX B INVESTMENT EXPERIENCE INFORMATION

  The information contained in this Appendix gives hypothetical illustrations of the Variable Account's and the Policy's investment experience based on the historical investment experience of the Eligible Funds. It does not represent what may happen in the future.

  The policies were not available until    , 1997. The Zenith Fund and the
Variable Account commenced operations on August 26, 1983. The Westpeak Stock Index and Back Bay Advisors Managed Series of the Zenith Fund commenced operations on May 1, 1987. The Westpeak Growth and Income Series and Loomis Sayles Avanti Growth Series of the Zenith Fund commenced operations on April 30, 1993. The Loomis Sayles Small Cap Series commenced operations on May 2, 1994 and was made available under the Policies on December 19, 1994. The remaining Zenith Fund series commenced operations on October 31, 1994 and were made available under the Policies on May 1, 1995. The Equity-Income Portfolio and Overseas Portfolio of the VIP Fund commenced operations on October 9, 1986 and January 28, 1987, respectively. They were first made available as investment options under the Policies on April 30, 1993. The High Income Portfolio of the VIP Fund and the Asset Manager Portfolio of VIP Fund II commenced operations on September 19, 1985 and September 6, 1989, respectively, and were added as investment options on December 19, 1994. The illustrations are based on the actual investment experience of the relevant Eligible Funds for the periods shown (and reflect actual charges and expenses incurred by the Eligible Funds), and reflect a charge for mortality and expense risks against the Variable Account's assets at an annual rate of .60%. The illustrations assume that annual scheduled premiums are paid at the beginning of each year and that no loans, transfers or other Policy Owner transactions were made during the periods shown.

VARIABLE ACCOUNT INVESTMENT EXPERIENCE

  The Policies are supported by the Variable Account which invests in the Eligible Funds. The investment experience of the sub-account or sub-accounts you choose will affect the values and benefits of your Policy.

  Many factors in addition to investment experience will affect the actual values and benefits of your Policy. For instance, these investment experience figures do not reflect the charges deducted from premiums and monthly deductions from the cash value. (See "Charges and Expenses".)

NET RATES OF RETURN

  The annual net rate of return is the effective earnings rate at which the investment sub-accounts increased or decreased over a one year period, based on the investment experience of the relevant Eligible Funds. The rate is calculated by taking the difference between the sub-accounts' ending values and beginning values of the period and dividing it by the beginning values of the period.

  The effective annual net rate of return since inception is the annualized effective interest rate at which the sub-accounts increased or decreased since the inception dates of the sub-accounts. For each sub-account, the rate is calculated by taking the difference between the sub-account's ending value and the value on the date of its inception and dividing it by the value on the date of inception. This result is the total net rate of return since inception ("Total Return"). The effective annual net rate of return is the rate which, if compounded annually, would equal the total net rate of return since inception.

                      SUB-ACCOUNT INVESTING IN ZENITH FUND



                                                              ANNUAL NET RATE OF RETURN
                  ------------------------------------------------------------------------------------------------------------
                                                                      FOR ONE YEAR ENDING
                  8/26/83-  --------------------------------------------------------------------------------------------------
SUB-ACCOUNT       12/31/83  12/31/84  12/31/85  12/31/86  12/31/87  12/31/88  12/31/89  12/31/90  12/31/91  12/31/92  12/31/93
-----------       --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Capital
 Growth*  . . .    8.64%      -.96%    67.09%    94.04%    51.79%    -9.34%    29.98%    -4.06%    53.06%    -6.61%    14.28%
Bond Income . .    2.83%     12.10     18.05     14.15      1.65      7.72     11.63      7.44     17.25      7.53     11.94
Money Market  .    3.08%      9.96      7.61      6.16      5.89      6.87      8.60      7.54      5.58      3.18      2.36

                                      8/26/83-   8/26/83-
                                      12/31/96   12/31/96
                                       TOTAL     EFFECTIVE
SUB-ACCOUNT       12/31/94  12/31/95   RETURN     ANNUAL
-----------       --------  --------  --------  -----------
Capital
 Growth*  . . .    -7.62%    37.21%       %          %
Bond Income . .    -3.94     20.47
Money Market  .     3.35      5.07

                                                  ANNUAL NET RATE OF RETURN
               ------------------------------------------------------------------------------------------------  5/1/87-
                                                           FOR ONE YEAR ENDING                                   12/31/96
                5/1/87-   -------------------------------------------------------------------------------------   TOTAL
SUB-ACCOUNT    12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   RETURN
-----------    ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  --------  --------
Stock Index     -12.55%    15.65%     29.37%     -4.72%     29.65%      6.65%      9.07%       .51%     36.10%
Managed  . .     -1.06%     8.83      18.37       2.59      19.45       6.06       9.99      -1.70      30.48

                 5/1/87-
                12/31/96
                EFFECTIVE
SUB-ACCOUNT      ANNUAL
-----------     ---------
Stock Index
Managed  . .



                                                                         ANNUAL NET RATE OF RETURN
                                                                       -----------------------------   4/30/93-   4/30/93-
                                                                                 FOR ONE YEAR ENDING   12/31/96   12/31/96
                                                                       4/30/93-  --------------------   TOTAL     EFFECTIVE
SUB-ACCOUNT                                                            12/31/93  12/31/94   12/31/95    RETURN     ANNUAL
-----------                                                            --------  ---------  ---------  --------  -----------
Growth and Income  . . . . . . . . . . . . . . . . . . . . . . . . . .  13.78%    -1.80%     35.65%
Avanti Growth  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14.28      -.87      29.57


                                                                           ANNUAL NET RATE OF RETURN
                                                                         -----------------------------  5/2/94-     5/2/94-
                                                                                   FOR ONE YEAR ENDING  12/31/96   12/31/96
                                                                         5/2/94-   -------------------   TOTAL     EFFECTIVE
SUB-ACCOUNT                                                              12/31/94       12/31/95         RETURN     ANNUAL
-----------                                                              --------  -------------------  --------  -----------
Small Cap  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -3.61%         28.08%


                                                                           ANNUAL NET RATE OF RETURN
                                                                         ------------------------------  10/31/94-   10/31/94-
                                                                                    FOR ONE YEAR ENDING  12/31/96    12/31/96
                                                                         10/31/94-  -------------------    TOTAL     EFFECTIVE
SUB-ACCOUNT                                                              12/31/94        12/31/95         RETURN      ANNUAL
-----------                                                              ---------  -------------------  ---------  -----------
Equity Growth  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -4.29%          47.81%
Balanced . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   -.20           24.05
Venture Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -3.60           38.45
International Equity . . . . . . . . . . . . . . . . . . . . . . . . . .   2.50            5.60


---------
*Rates of return reflect the Capital Growth Series' former investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.


           SUB-ACCOUNTS INVESTING IN VARIABLE INSURANCE PRODUCTS FUND

                                                    ANNUAL NET RATE OF RETURN
                --------------------------------------------------------------------------------------------------  10/9/86-
                                                            FOR ONE YEAR ENDING                                     12/31/96
                10/9/86-  ----------------------------------------------------------------------------------------   TOTAL
SUB-ACCOUNT     12/31/86  12/31/87  12/31/88  12/31/89  12/31/90  12/31/91  12/31/92  12/31/93  12/31/94  12/31/95   RETURN
-----------     --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Equity-
 Income . . .     .06%     -3.08%    21.98%    16.64%   -15.80%    31.07%    16.39%    17.59%    6.43%     34.29%

                 10/9/86-
                 12/31/96
                 EFFECTIVE
SUB-ACCOUNT       ANNUAL
-----------     -----------
Equity-
 Income . . .


                                            ANNUAL NET RATE OF RETURN
             ----------------------------------------------------------------------------------------  1/28/87-   1/28/87-
                                                    FOR ONE YEAR ENDING                                12/31/96   12/31/96
             1/28/87-  ------------------------------------------------------------------------------   TOTAL     EFFECTIVE
SUB-ACCOUNT  12/31/87  12/31/88  12/31/89  12/31/90  12/31/91  12/31/92  12/31/93  12/31/94  12/31/95   RETURN     ANNUAL
-----------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  -----------
Overseas .    -5.90%    7.48%     25.53%    -2.26%    7.79%    -11.12%    36.53%    1.12%     9.02%


                                                       ANNUAL NET RATE OF RETURN
              ------------------------------------------------------------------------------------------------------------
                                                               FOR ONE YEAR ENDING
              9/19/85-  --------------------------------------------------------------------------------------------------
SUB-ACCOUNT   12/31/85  12/31/86  12/31/87  12/31/88  12/31/89  12/31/90  12/31/91  12/31/92  12/31/93  12/31/94  12/31/95
-----------   --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
High
 Income . .    6.20%     16.98%    0.61%     10.97%    -4.75%    -2.82%    34.27%    22.43%    19.68%    -2.13%    19.88%

              9/19/85-   9/19/85-
              12/31/96   12/31/96
               TOTAL     EFFECTIVE
SUB-ACCOUNT    RETURN     ANNUAL
-----------   --------  -----------
High
 Income . .



          SUB-ACCOUNT INVESTING IN VARIABLE INSURANCE PRODUCTS FUND II

                                              ANNUAL NET RATE OF RETURN
                         --------------------------------------------------------------------  9/6/89-     9/6/89-
                                                      FOR ONE YEAR ENDING                      12/31/96   12/31/96
                         9/6/89-   ----------------------------------------------------------   TOTAL     EFFECTIVE
SUB-ACCOUNT              12/31/89  12/31/90  12/31/91  12/31/92  12/31/93  12/31/94  12/31/95   RETURN     ANNUAL
-----------              --------  --------  --------  --------  --------  --------  --------  --------  -----------
Asset Manager  . . . .     .62%     6.08%     21.83%    11.04%    20.51%    -6.65%    16.26%

POLICY PERFORMANCE

  The material below assumes, in the first example, a Policy with an Option 1 death benefit was issued with a $100,000 face amount and annual premiums of $
  , paid on August 26 of each year (May 1 in the case of the Zenith Stock Index and Managed Sub-Accounts; May 2 in the case of the Zenith Small Cap Sub-Account; October 31 in the case of the Zenith Balanced, Zenith International Equity, Zenith Venture Value and Zenith Equity Growth Sub-Accounts; October 9 in the case of the Equity-Income Sub-Account; January 28 in the case of the Overseas Sub-Account; April 30 in the case of the Zenith Growth and Income and Zenith Avanti Growth Sub-Accounts; September 19 in the case of the High Income Sub-Account; September 6 in the case of the Asset Manager Sub-Account), to a male nonsmoker standard risk, age 40. The second example assumes a Policy with an Option 1 death benefit was issued with a $250,000 face amount and annual
premiums of $   , paid on August 26 of each year (May 1 in the case of the
Zenith Stock Index and Managed Sub-Accounts; May 2 in the case of the Zenith Small Cap Sub-Account; October 31 in the case of the Zenith Balanced, Zenith International Equity, Zenith Venture Value and Zenith Equity Growth Sub-Accounts; October 9 in the case of the Equity-Income Sub-Account; January 28 in the case of the Overseas Sub-Account; April 30 in the case of the Zenith Growth and Income and Zenith Avanti Growth Sub-Accounts; September 19 in the case of the High Income Sub-Account; September 6 in the case of the Asset Manager Sub-Account), to a male nonsmoker preferred risk, age 40. The death benefits, cash values and internal rates of return assume in each instance that the entire policy value was invested in the particular sub-account for the period shown. These illustrations of Policy investment experience also reflect all charges applicable to the Policy, including cost of insurance charges based on NEVLICO's current rates. (See Appendix A for the definition of the internal rate of return.)


                      MALE NONSMOKER STANDARD RISK, AGE 40
                         OPTION 1--FIXED DEATH BENEFIT
ZENITH CAPITAL GROWTH SUB-ACCOUNT*


                                                                   INTERNAL RATE
                     TOTAL    MINIMUM  VARIABLE                    OF RETURN ON    INTERNAL RATE
                    PREMIUMS   DEATH    DEATH     CASH   NET CASH    NET CASH      OF RETURN ON
DATE                  PAID    BENEFIT  BENEFIT   VALUE    VALUE        VALUE       DEATH BENEFIT
----                --------  -------  --------  ------  --------  -------------  -------------
August 26,
 1983 . . . . . .
December 31,
 1983 . . . . . .
December 31,
 1984 . . . . . .
December 31,
 1985 . . . . . .
December 31,
 1986 . . . . . .
December 31,
 1987 . . . . . .
December 31,
 1988 . . . . . .
December 31,
 1989 . . . . . .
December 31,
 1990 . . . . . .
December 31,
 1991 . . . . . .
December 31,
 1992 . . . . . .
December 31,
 1993 . . . . . .
December 31,
 1994 . . . . . .
December 31,
 1995 . . . . . .

ZENITH BOND INCOME SUB-ACCOUNT

                                                                            INTERNAL RATE
                               TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                              PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                            PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                          --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983 . . . . . .
December 31, 1983 . . . . .
December 31, 1984 . . . . .
December 31, 1985 . . . . .
December 31, 1986 . . . . .
December 31, 1987 . . . . .
December 31, 1988 . . . . .
December 31, 1989 . . . . .
December 31, 1990 . . . . .
December 31, 1991 . . . . .
December 31, 1992 . . . . .
December 31, 1993 . . . . .
December 31, 1994 . . . . .
December 31, 1995 . . . . .



ZENITH MONEY MARKET SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH STOCK INDEX SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 1, 1987  . . . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH MANAGED SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 1, 1987. . . . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH AVANTI GROWTH SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
April 30, 1993 . . . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH GROWTH AND INCOME SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
April 30, 1993 . . . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH SMALL CAP SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 2, 1994  . . . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH EQUITY GROWTH SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH BALANCED SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH VENTURE VALUE SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH INTERNATIONAL EQUITY SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



EQUITY-INCOME SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 9, 1986  . . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



OVERSEAS SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
January 28, 1987 . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

HIGH INCOME SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
September 19, 1985 . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .
   . . . . . . . . . . . .



ASSET MANAGER SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
September 6, 1989  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



      MALE NONSMOKER PREFERRED RISK, AGE 40 OPTION 1--FIXED DEATH BENEFIT

ZENITH CAPITAL GROWTH SUB-ACCOUNT*



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH BOND INCOME SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH MONEY MARKET SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH STOCK INDEX SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 1, 1987  . . . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH MANAGED SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 1, 1987  . . . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH AVANTI GROWTH SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
April 30, 1993 . . . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH GROWTH AND INCOME SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
April 30, 1993 . . . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH SMALL CAP SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 2, 1994  . . . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH EQUITY GROWTH SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH BALANCED SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH VENTURE VALUE SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH INTERNATIONAL EQUITY SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



EQUITY-INCOME SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 9, 1986  . . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



OVERSEAS SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
January 28, 1987 . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

HIGH INCOME SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
September 19, 1985 . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ASSET MANAGER SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
September 6, 1989  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



---------
* Rates of return and Policy values and benefits shown reflect the Capital Growth Series investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

  The material below assumes, in the first example, a Policy with an Option 2 death benefit was issued with a $100,000 face amount and annual premiums of $ , paid on August 26 of each year (May 1 in the case of the Zenith Stock Index and Managed Sub-Accounts; May 2 in the case of the Zenith Small Cap Sub-Account; October 31 in the case of the Zenith Balanced, Zenith International Equity, Zenith Venture Value and Zenith Equity Growth Sub-Accounts; October 9 in the case of the Equity-Income Sub-Account; January 28 in the case of the Overseas Sub-Account; April 30 in the case of the Zenith Growth and Income and Zenith Avanti Growth Sub-Accounts; September 19 in the case of the High Income Sub-Account; September 6 in the case of the Asset Manager Sub-Account), to a male nonsmoker standard risk, age 40. The second example assumes a Policy with an Option 2 death benefit was issued with a $250,000 face amount and annual premiums of $ , paid on August 26 of each year (May 1 in the case of the Zenith Stock Index and Managed Sub-Accounts; May 2 in the case of the Zenith Small Cap Sub-Account; October 31 in the case of the Zenith Balanced, Zenith International Equity, Zenith Venture Value and Zenith Equity Growth Sub-Accounts; October 9 in the case of the Equity-Income Sub-Account; January 28 in the case of the Overseas Sub-Account; April 30 in the case of the Zenith Growth and Income and Zenith Avanti Growth Sub-Accounts; September 19 in the case of the High Income Sub-Account; September 6 in the case of the Asset Manager Sub-Account), to a male nonsmoker preferred risk, age 40. The death benefits, cash values and internal rates of return assume in each instance that the entire policy value was invested in the particular sub-account for the period shown. These illustrations of Policy investment experience also reflect all charges applicable to the Policy, including cost of insurance charges based on NEVLICO's current rates. (See Appendix A for the definition of the internal rate of return.)

                      MALE NONSMOKER STANDARD RISK, AGE 40
                        OPTION 2--VARIABLE DEATH BENEFIT

ZENITH CAPITAL GROWTH SUB-ACCOUNT*



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH BOND INCOME SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH MONEY MARKET SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH STOCK INDEX SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 1, 1987  . . . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH MANAGED SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 1, 1987  . . . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH AVANTI GROWTH SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
April 30, 1993 . . . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH GROWTH AND INCOME SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
April 30, 1993 . . . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH SMALL CAP SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 2, 1994  . . . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH EQUITY GROWTH SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH BALANCED SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH VENTURE VALUE SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

 ZENITH INTERNATIONAL EQUITY SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



EQUITY-INCOME SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 9, 1986  . . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



OVERSEAS SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
January 28, 1987 . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

HIGH INCOME SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
September 19, 1985 . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ASSET MANAGER SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
September 6, 1989  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



                     MALE NONSMOKER PREFERRED RISK, AGE 40
                        OPTION 2--VARIABLE DEATH BENEFIT

ZENITH CAPITAL GROWTH SUB-ACCOUNT*



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH BOND INCOME SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH MONEY MARKET SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
August 26, 1983  . . . . .
December 31, 1983  . . . .
December 31, 1984  . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH STOCK INDEX SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 1, 1987  . . . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH MANAGED SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 1, 1987  . . . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH AVANTI GROWTH SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
April 30, 1993 . . . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH GROWTH AND INCOME SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
April 30, 1993 . . . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH SMALL CAP SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
May 2, 1994  . . . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH EQUITY GROWTH SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

ZENITH BALANCED SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH VENTURE VALUE SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



ZENITH INTERNATIONAL EQUITY SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 31, 1994 . . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



EQUITY-INCOME SUB-ACCOUNT

                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
October 9, 1986  . . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



OVERSEAS SUB-ACCOUNT


                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
January 28, 1987 . . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .

HIGH INCOME SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
September 19, 1985 . . . .
December 31, 1985  . . . .
December 31, 1986  . . . .
December 31, 1987  . . . .
December 31, 1988  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .




ASSET MANAGER SUB-ACCOUNT



                                                                           INTERNAL RATE
                              TOTAL    MINIMUM  VARIABLE                   OF RETURN ON    INTERNAL RATE
                             PREMIUMS   DEATH    DEATH    CASH   NET CASH    NET CASH      OF RETURN ON
DATE                           PAID    BENEFIT  BENEFIT   VALUE   VALUE        VALUE       DEATH BENEFIT
----                         --------  -------  --------  -----  --------  -------------  ---------------
September 6, 1989  . . . .
December 31, 1989  . . . .
December 31, 1990  . . . .
December 31, 1991  . . . .
December 31, 1992  . . . .
December 31, 1993  . . . .
December 31, 1994  . . . .
December 31, 1995  . . . .



---------

* Rates of return and Policy values and benefits shown reflect the Capital Growth Series investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

                                   APPENDIX C

                            LONG TERM MARKET TRENDS

  The information below is a comparison of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

  The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

  Over the 51 20-year time periods beginning in 1926 and ending in 1995 (i.e. 1926-1945, 1927-1946, and so on through 1976-1995):

  --The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 48 of the 51 periods.

  --The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 51 periods.

  --Common stock average annual returns exceeded the average annual rate of inflation in each of the 51 periods.

  Over the 41 30-year time periods beginning in 1926 and ending in 1995, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 41 periods.

  From 1926 through 1995 the average annual return for common stocks was 10.5%, compared to 5.7% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.

---------
* Source: Stocks, Bonds, Bills and Inflation 1996 Yearbook (TM), Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                              -----------------


SUMMARY TABLE: HISTORIC S&P 500 STOCK INDEX RESULTS FOR SPECIFIC HOLDING PERIODS

  The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index, with dividends reinvested, over one-year, five-year, ten-year and twenty-year periods beginning in 1926 and ending in 1995.

  The chart shows that historically, the longer that a portfolio matching the S&P 500 Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

  The chart is not a projection or representation of future stock market results. It cannot be taken as representative of the performance of any one fund. Rather it shows the historic performance of a broad index of stocks.

                              -----------------

             PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:



                                                          GREATER
                               5.01-   10.01-   15.01-     THAN
HOLDING    NEGATIVE  0-5.00%  10.00%   15.00%   20.00%    20.00%
 PERIOD     RETURN   RETURN   RETURN   RETURN   RETURN    RETURN
 ------    --------  -------  -------  -------  -------  ---------
 1 year      29%        4%      11%       7%      11%       37%
 5 years     11%       15%      15%      32%      18%        9%
10 years      3%       10%      34%      25%      25%        2%
20 years      0%        6%      33%      55%       6%        0%




---------
Source: Stocks, Bonds, Bills and Inflation 1996 Yearbook (TM), Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.


                             DOLLAR COST AVERAGING

  Dollar cost averaging allows a person to take advantage of the historical long-term stock market results, assuming that they continue, although it does not guarantee a profit or protect against a loss. If an investor follows a program of dollar cost averaging on a long-term basis, and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are surrendered, for whatever reason, will be higher than the average cost per share.

  An investor using dollar cost averaging invests the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps an investor from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If the investor has the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. This price could be lower, however, if the fund chosen does not follow these historical trends.

  Investors contemplating the use of dollar cost averaging should consider their ability to continue the on-going purchases so that they can take advantage of periods of low price levels.

                                   APPENDIX D

                             USES OF LIFE INSURANCE

  The following are examples of ways in which the Policy can be used to address certain financial objectives.

FAMILY INCOME PROTECTION

  Life insurance may be purchased on the lives of the family income earners to provide a death benefit to cover final expenses, and continue the current income to the family. The amount of insurance purchased should be an amount which will provide a death benefit that when invested outside the policy at a reasonable interest rate, will generate enough money to replace the individual's income.

ESTATE PROTECTION

  Life insurance may be purchased by a trust on the life of the person whose estate will incur federal estate taxes upon the person's death. The amount of insurance purchased would equal the amount of the estimated estate tax liability. Upon the insured's death, the trustee could make the death proceeds available to the estate for the payment of estate tax costs.

EDUCATION FUNDING

  Life insurance may be purchased on the life of the parent(s) or primary person funding an education. The amount of insurance purchased should equal the total education cost projected at a reasonable inflation rate.

  In the event of death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, the cash value accumulations may be accessed to help offset the remaining education costs. Any cash value loans or surrenders will reduce the policy death benefit.

MORTGAGE PROTECTION

  Life insurance may be purchased on the life of the person responsible for making mortgage payments. The amount of insurance purchased should equal the mortgage amount. In the event of the insured's death, the guaranteed death benefit can be used to offset the remaining mortgage balance.

  During the insured's lifetime, the cash value accumulations may be accessed late in the mortgage term to help make the remaining mortgage payments. Any cash value loans or surrenders will reduce the policy death benefit.

KEY PERSON PROTECTION

  Life insurance may be purchased by the business on the life of the key person in an amount equal to the key person's value, considering salary, benefits, and contribution to business profits. Upon the key person's death, the business uses the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

BUSINESS CONTINUATION PROTECTION

  Life insurance may be purchased on the life of each business owner in an amount equal to the value of each owner's business interest. In the event of death, the guaranteed death benefit may provide the funds needed to carry out the purchase of the deceased's business interest by the business, or surviving owners, from the deceased owner's heirs.

RETIREMENT INCOME

  Life insurance may be purchased on the life of a family income earner during his or her working life. If the insured lives to retirement, the cash value accumulations may be accessed to provide retirement payments. In the event of the insured's death, the proceeds may be used to provide retirement income to his or her spouse. Any cash value loans or surrenders will reduce the policy death benefit.

  Because the Policy provides a death benefit and for the accumulation of cash value, the Policy can be used for various individual and business planning purposes. Purchasing the Policy in part for such purposes entails certain risks, particularly if the Policy's cash value, as opposed to its death benefit, will be the principal Policy feature used for such planning purposes. If the investment performance of the Sub-Accounts to which cash value is allocated is poorer than expected, or if sufficient premiums are not paid or cash values maintained, the Policy may lapse or may not accumulate sufficient cash value or net cash value to fund the purpose for which the Policy was purchased. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. If you wish to access your Policy's cash value, through loans, surrenders or withdrawals, you should consult your tax advisor about possible tax consequences. (See "Tax Considerations".)

                                   APPENDIX E

                                TAX INFORMATION

  The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, we have reprinted it here, and added footnotes to reflect exceptions to the general rules.

                            ---------------------


                                   TABLE 1.1

           COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND
                         OTHER RETIREMENT SAVINGS PLANS



                              CASH-VALUE
                                 LIFE     NON-QUALIFIED              QUALIFIED
                              INSURANCE     ANNUITIES      IRA'S      PENSION
                              ----------  -------------  ---------  ---------
Annual Contribution Limits     No          No            Yes        Yes
Income Eligibility Limits      No          No            Yes**      No
Borrowing Treated as           No*         Yes           Loans not  Yes,
 Distributions                                           allowed    beyond
                                                                    $50,000
Income Ordering Rules
 (Income included in First
 Distribution)                 No*         Yes           Yes        Yes
Early Withdrawal Penalties     No*         Yes***        Yes***     Yes***
Minimum Distribution Rules
 by Age70 1/2                  No          No            Yes        Yes
Maximum Annual Distribution
 Rules                         No          No            Yes        Yes
Anti-discrimination Rules      No          No            No         Yes


---------
Department of the Treasury                               March 1990
 Office of Tax Analysis

  * If the Policy is not a modified endowment contract.

 ** If amounts paid in to fund the IRA are deductible; once over the income eligibility limits amounts paid into an IRA are permitted but not deductible.

*** There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

The foregoing information is not intended as tax advice. You should consult your own tax advisor for more complete information.

                          PART II -- OTHER INFORMATION


                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

  Section 9 of NELICO's By-Laws provides that NELICO shall, to the extent legally permissible, indemnify its directors and officers against liabilities and expenses relating to lawsuits and proceedings based on such persons' roles as directors or officers. However, Section 9 further provides that no such indemnification shall be made with respect to any matter as to which a director or officer is adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Section 9 also provides that in the event a matter is disposed of by a settlement payment by a director or officer, indemnification will be provided only if the settlement is approved as in the best interest of the corporation by (a) a disinterested majority of the directors then in office, (b) a majority of the disinterested directors then in office, or (c) the holders of a majority of outstanding voting stock (exclusive of any stock owned by any interested director or officer).

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NELICO pursuant to the foregoing provisions, or otherwise, NELICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by NELICO of expenses incurred or paid by a director, officer, or controlling person of NELICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered. NELICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                REPRESENTATIONS

  New England Life Insurance Company hereby represents that the fees and charges deducted under the variable ordinary life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by New England Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

  This Registration Statement comprises the following papers and documents:

  The facing sheet.

  A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.

  The prospectus consisting of 86 pages.

  The undertaking to file reports.

  The Rule 484 Undertaking.

  The signatures.

  Written consents of the following persons:

    Independent Auditors (to be filed by amendment)
    H. James Wilson, Esq. (to be filed by amendment)
    Rodney J. Chandler, F.S.A., M.A.A.A. (to be filed by amendment) Sutherland, Asbill & Brennan, L.L.P. (to be filed by amendment)

  The following exhibits:

1.A.  (1) January 31, 1983 resolution of the Board of Directors of NEVLICO**
      (2) None
      (3) (a) Distribution Agreement between NEVLICO and NELESCO*
          (b)(i)  Form of Contract between NEVLICO and its General Agents+++
             (ii) Form of contract between NEVLICO and its Agents+++
          (c) Commission Schedule for Policies (to be filed by amendment)
          (d) Form of contract among NES, TNE, NEVLICO and other broker dealers++
      (4) None
      (5) (a) Specimen of Policy
      (6) (a) Amended and restated Articles of Incorporation and amended and restated By-Laws of NELICO
      (7) None
      (8) None
      (9) None
     (10) Specimen of Application for Policy
2. See Exhibit 3(i)
3.(i)  Opinion and Consent of H. James Wilson, Esquire (to be filed by amendment)
  (ii) Opinion and Consent of Rodney J. Chandler, F.S.A., M.A.A.A. (to be filed by amendment)
4. None
5. Inapplicable

 6. Consent of Sutherland, Asbill & Brennan, L.L.P. (to be filed by amendment)
 7. Powers of Attorney
 8. Inapplicable
 9. Inapplicable
10. Inapplicable
11. Consent of Independent Auditors (to be filed by amendment)
12. Schedule for computation of performance quotations+
13. Consolidated memorandum describing certain procedures, filed pursuant to Rule 6e-2(b)(12)(iii) and Rule 6e-3(T)(b)(12)(iii)#
14. (i) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and New England Variable Life Insurance Company++++
    (ii) Amendment No. 1 to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and New England Variable Life Insurance Company ##
    (iii) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and New England Variable Life Insurance Company ##
27. Financial Data Schedule (to be filed by amendment)

   * Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 2-82838, filed July 28, 1983.

  ** Incorporated herein by reference to the Variable Account's Form S-6
     Registration Statement, File No. 2-82838, filed April 4, 1983.

   + Incorporated herein by reference to Post-Effective Amendment No. 2 to the Variable Account's Form S-6 Registration Statement, File No. 33-19540, filed April 28, 1989.

  ++ Incorporated herein by reference to the Variable Account's Form S-6
     Registration Statement, File No. 33-52050, filed September 16, 1992.

 +++ Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed January 12, 1993.

++++ Incorporated herein by reference to the Variable Account's Form S-6
     Registration Statement, File No. 33-64170, filed June 9, 1993.

   # Incorporated herein by reference to Post-Effective Amendment No. 6 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 28, 1995.

  ## Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed June 22, 1995.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, New England Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Boston, and the Commonwealth of Massachusetts, on the 12th day of February, 1997.

                                                  New England Variable Life
                                                      Separate Account
                                                      (Registrant)

                                                  By: New England Life Insurance
                                                           Company
                                                           (Depositor)

                                                  By: /s/ Rodney J. Chandler
                                                      ------------------------
                                                      Rodney J. Chandler
                                                      Second Vice President and
                                                      Actuary

Attest:

/s/Marie C. Swift
  Marie C. Swift

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, New England Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 12th day of February, 1997.

                                         New England Life Insurance Company

(Seal)

                                         By: /s/ Rodney J. Chandler
                                            ------------------------------------
                                            Rodney J. Chandler
                                            Second Vice President and Actuary

Attest: /s/ Marie C. Swift
        -----------------------
        Marie C. Swift

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

          *                    Chairman, President         February 12, 1997
------------------------       and Chief Executive
Robert A. Shafto                     Officer

          *                         Director               February 12, 1997
------------------------
Susan C. Crampton

          *                   Senior Vice President        February 12, 1997
------------------------         and Treasurer,
Chester R. Frost                Chief Accounting
                                     Officer

          *                         Director               February 12, 1997
------------------------
Edward A. Fox

          *                         Director               February 12, 1997
------------------------
George J. Goodman

          *                         Director               February 12, 1997
------------------------
Paul E. Gray

          *                         Director               February 12, 1997
------------------------
Evelyn E. Handler

          *                         Director               February 12, 1997
------------------------
Philip K. Howard

          *                         Director               February 12, 1997
------------------------
Harry P. Kamen

          *                         Director               February 12, 1997
------------------------
Terence Lennon

          *                         Director               February 12, 1997
------------------------
Bernard A. Leventhal

          *                         Director               February 12, 1997
------------------------
Thomas J. May

          *                         Director               February 12, 1997
------------------------
Stewart G. Nagler

          *                      Executive Vice            February 12, 1997
------------------------          President and
Robert E. Schneider              Chief Financial
                                     Officer

          *                         Director               February 12, 1997
------------------------
Rand N. Stowell

          *                         Director               February 12, 1997
------------------------
Alexander B.
 Trowbridge

                                    By: /s/ Anne M. Goggin
                                        --------------------
                                         Anne M. Goggin, Esq.
                                          Attorney-in-fact

* Executed by Anne M. Goggin, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT LIST
                                                              Sequentially
Exhibit Number                   Title                        Numbered Page*
--------------                   -----                        --------------
99.1.A.(5)(a)    Specimen of Policy

99.1.A.(6)(a)    Amended and restated Articles of
                  Incorporation and amended and restated
                  By-Laws

99.1.A.(10)      Specimen of Application for Policy

99.7             Powers of Attorney


---------
* Page numbers inserted on manually-signed copy only.